Exhibit 99.1

Rogers Communications Reports Fourth Quarter and Full Year 2004 Results

Solid Growth Continues During the Quarter

Acquisition of Microcell  and Privatization of Rogers Wireless Are Completed

TORONTO (February 15, 2005) - Rogers Communications Inc. today announced its consolidated financial and operating results for the fourth quarter and twelve months ended December 31, 2004.

Financial highlights (in thousands of dollars, except per share amounts) are as follows:

Three Months Ended December 31,	2004	2003	% Change

Operating revenue (1)	1,566,317	1,291,640	21.3
Operating profit (2)	450,520	369,310	22.0
Net income (loss)	(15,507)	68,837	-
Earnings (loss) per share - basic (3)	(0.12)	0.24	-
Additions to property, plant and equipment (4)	386,858	307,758	25.7

Twelve Months Ended December 31,	2004	2003	% Change

Operating revenue (1)	5,608,249	4,791,856	17.0
Operating profit (2)	1,734,141	1,448,896	19.7
Net income (loss)	(13,218)	129,193	-
Earnings (loss) per share - basic (3)	(0.28)	0.35	-
Additions to property, plant and equipment (4)	1,054,938	963,742	9.5

(1)
Effective January 1, 2004, we adopted new Canadian accounting standards regarding the timing of revenue recognition and the classification of certain items as revenue or expense. As a result of the adoption of these new accounting standards, certain classification changes have been made for the periods presented.

(2)
Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with generally accepted accounting principles (“GAAP”). See the “Reconciliation to Net Income (Loss)” section for a reconciliation of operating profit to operating income and net income (loss) under GAAP and the “Key Performance Indicators and Non-GAAP Measures - Operating Profit” section.

(3)	Reflects both the distribution on and dividend accreted on Convertible Preferred Securities. See “Calculation of Earnings (Loss) Per Share” in the “Supplemental Information” section.
(4)	Additions to property, plant and equipment as stated based on the accrual basis - see the “Key Performance Indicators and Non-GAAP Measures - Property, Plant and Equipment Expenditures” section.

Highlights of the fourth quarter of 2004 included the following:

•
Operating revenue increased 21.3% for the quarter, with all three operating companies contributing to the year-over-year growth, including 38.0% growth at Wireless, 7.0% growth at Cable and 1.0% growth at Media.

•	Consolidated quarterly operating profit grew 22.0% year-over-year, with 28.3% growth at Wireless, 8.1% growth at Cable and 22.5% growth at Media.

•
Wireless ended the quarter with a total of 5,518,200 retail wireless voice and data subscribers, 1,293,800 of which were added upon the acquisition of Microcell Telecommunications Inc. (“Microcell”) on November 9, 2004. Net additions of postpaid voice and data subscribers for the quarter, which includes net additions at Microcell effective November 9, 2004, were 185,800,

Rogers Communications Inc.	1	Fourth Quarter 2004

compared to 166,200 net additions in the fourth quarter of 2003. Prepaid net additions for the quarter were 58,900, compared to 6,400 net additions in the fourth quarter of 2003.

•
On a pro forma basis, assuming the acquisition of Microcell and the Wireless minority interest transactions, as described below, had occurred on January 1, 2003: quarterly operating revenue increased by 13.9% on a consolidated basis and by 20.3% at Wireless; quarterly operating profit increased by 25.1% on a consolidated basis and by 35.4% at Wireless; Wireless added 208,100 net postpaid voice and data subscribers for the quarter compared to 241,300 in the fourth quarter of 2003; and Wireless added 54,800 net prepaid voice subscribers for the quarter compared to 38,700 in the fourth quarter of 2003.

•	Cable had quarterly growth in revenue generating units of 111,400, driven by growth of 57,100 Internet subscribers, 48,400 digital cable subscribers (households) and 5,900 basic subscribers.

•
At Media, strong results at the Radio division, The Shopping Channel and Rogers Sportsnet more than offset continued softness in certain publications, as well as restructuring costs in the Publishing division, to produce a 22.5% year-over-year growth in Media’s quarterly operating profit.

•
On October 13, 2004, we completed the acquisition from AT&T Wireless Services, Inc. (“AWE”) of its 34% stake in Wireless for approximately $1.767 billion in cash, increasing our ownership of Wireless from 55.3% at September 30, 2004 to 89.3%.

•
Effective November 9, 2004, Wireless successfully acquired Microcell for approximately $1.318 billion, creating Canada’s largest wireless carrier and the country’s only provider operating on the global standard GSM technology platform.

•
On December 31, 2004, we announced that 93.5% of the publicly-held shares of Rogers Wireless Communications Inc. were tendered under our exchange offer which was announced November 11, 2004, and that we had proceeded to take Wireless private, acquiring all of the remaining minority interest shares. The privatization was completed on December 31, 2004 and Wireless became a wholly-owned subsidiary. We issued a total of 28.1 million Class B Non-Voting shares as consideration in this transaction.

•	Cable announced that its Digital Cable subscribers in Ontario now enjoy an all-digital channel lineup with all analog channels now digitized to provide digital-quality picture and sound.

•
Rogers ‘Better Choice Bundles’ were introduced during the quarter, giving customers increased flexibility in bundling their cable, Internet and wireless services. The Rogers Better Choice Bundles were very well received and contributed to the strong growth in digital and Internet subscribers in the quarter.

•
Media was awarded three radio licences by the CRTC for new FM stations in Halifax, Moncton, and Saint John that will, upon launch in the second half of 2005, provide comprehensive local news and information with in-depth coverage of local weather, traffic, sports and community events.

•
On December 23, 2004, Media acquired the 20% interest in Rogers Sportsnet held by Fox Cable Networks to increase our ownership in Sportsnet to 100%. Also during the fourth quarter, Media reached an agreement to purchase certain assets of NOWTV, a Vancouver over-the-air television broadcaster that also owns a licence for a Winnipeg television service, subject to CRTC approval. Subsequent to the end of the quarter, on February 7, 2005, the International

Rogers Communications Inc.	2	Fourth Quarter 2004

Olympic Committee announced that a joint venture of Bell Globemedia and Rogers Media had successfully acquired the exclusive Canadian broadcast rights for the 2010 and 2012 Olympics.

•
The Toronto Blue Jays announced an agreement with Sportsco International to acquire SkyDome for approximately $25.0 million, subject to closing adjustments. SkyDome, the retractable roofed stadium in downtown Toronto which seats over 50,000 guests, is the largest entertainment venue in Canada and the home of the Toronto Blue Jays Baseball Club. The acquisition of SkyDome was completed on January 31, 2005 and the facility was renamed Rogers Centre.

•
During the quarter, long-term financings totalling approximately $3.3 billion were put in place. Approximately $2.8 billion was issued at Wireless to finance the purchase of the 34% interest in Wireless from AWE and the acquisition of Microcell. Approximately $509 million was issued at Cable to refinance borrowings under bank facilities.

•
We declared a semi-annual dividend of $0.05 per share on each outstanding Class B Non-Voting share and Class A Voting share, which was paid on January 4, 2005 to shareholders of record on December 13, 2004.

“We ended 2004 with solid results across our businesses, reflecting our continued success in delivering innovative offerings and convenience for our customers and the execution of our recent strategic initiatives and associated financings,” said Ted Rogers, President and CEO of Rogers Communications. “The markets for wireless, cable and high-speed Internet services have continued to be robust, and our focus in 2005 remains on the disciplined execution of our strategy of profitable growth, the integration of our recently acquired wireless assets and the continued deployment of innovative products that add value to our customers’ lives.”

Consolidated Results of Operations for the Fourth Quarter Ended December 31, 2004

This discussion and these unaudited financial results should be read in conjunction with our 2003 Annual MD&A and 2003 Annual Audited Consolidated Financial Statements and Notes thereto, as well as our 2004 interim financial and other recent securities filings. Our 2004 Annual MD&A and Audited Consolidated Financial Statements are expected to be filed with securities regulators in March 2005.

Throughout this document, percentage changes are calculated using numbers rounded to the decimal to which they appear. All dollar amounts are in Canadian dollars unless otherwise indicated.

BASIS OF PRO FORMA PRESENTATION

Certain information in this release, where identified, is presented or discussed on a pro forma basis as if the transactions relating to Wireless, as described below, had occurred on January 1, 2003. Such information appearing in this release is based on our historical financial statements, the historical financial statements of Microcell and the accounting for the purchases of Wireless shares and Microcell. In addition, schedules of selected quarterly and full year 2003 and 2004 pro forma financial and statistical data are included in the section below titled “Supplemental Information”.

Although we believe this presentation provides certain relevant context and comparative information for existing operations, the unaudited pro forma consolidated financial and operating data presented in this document is for illustrative purposes only and does not purport to represent what the results of

Rogers Communications Inc.	3	Fourth Quarter 2004

operations actually would have been if the transactions had occurred on January 1, 2003, nor does it purport to project the results of operations for any future period.

This pro forma information reflects, among other things, adjustments to Microcell's historically reported financial information to conform it to our respective accounting policies, the impacts of purchase accounting, including amortization of the acquired intangibles and fair value increments, financings associated with the acquisition of Microcell and the Wireless minority interests referenced above, and the impact of amortizing the deferred compensation expense arising on the exchange of stock options in Wireless into stock options to acquire Class B Non-Voting shares of Rogers Communications Inc. (“RCI”). The pro forma adjustments are based upon preliminary estimates and certain assumptions that we believe are reasonable. In preparing the pro forma financial information, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired, including amortizable and non-amortizable intangible assets, and liabilities assumed based on management’s best estimates. Accounting policies used in the preparation of these statements are those disclosed in our 2003 annual Consolidated Financial Statements and 2004 Interim Consolidated Financial Statements.

Rogers Communications Inc.	4	Fourth Quarter 2004

SUMMARY CONSOLIDATED FINANCIAL RESULTS

(In millions of dollars, except per share amounts and margin)	Three Months Ended December 31,			Twelve Months Ended December 31,
	2004	2003	% Chg	2004	2003	% Chg

Operating revenue (1)
Wireless	$813.6	$589.6	38.0	$2,783.5	$2,207.8	26.1
Cable	508.4	475.1	7.0	1,945.7	1,788.1	8.8
Media	246.4	243.9	1.0	899.8	855.0	5.2
Blue Jays	19.8	-	-	61.9	-	-
Corporate items and eliminations	(21.9)	(16.9)	29.6	(82.6)	(59.0)	40.0

Total	$1,566.3	$1,291.7	21.3	$5,608.3	$4,791.9	17.0
Operating expenses (1)
Wireless	$599.5	$422.7	41.8	$1,833.1	$1,480.2	23.8
Cable	317.4	298.4	6.4	1,237.0	1,124.6	10.0
Media	194.2	201.3	(3.5)	778.3	748.3	4.0
Blue Jays	16.9	-	-	68.0	-	-
Corporate items and eliminations	(12.1)	-	-	(42.3)	(10.1)	318.8

Total	$1,115.9	$922.4	21.0	$3,874.1	$3,343.0	15.9
Operating profit (2)
Wireless	$214.1	$166.9	28.3	$950.4	$727.6	30.6
Cable	191.0	176.7	8.1	708.7	663.5	6.8
Media	52.2	42.6	22.5	121.5	106.7	13.9
Blue Jays	2.9	-	-	(6.1)	-	-
Corporate items and eliminations	(9.7)	(16.9)	(42.6)	(40.3)	(48.9)	(17.6)

Total	$450.5	$369.3	22.0	$1,734.2	$1,448.9	19.7
Other income and expense, net (3)	466.0	300.5	55.1	1,747.4	1,319.7	32.4

Net income (loss)	$(15.5)	$68.8	(122.5)	$(13.2)	$129.2	(110.2)

Earnings (loss) per share
Basic	$(0.12)	$0.24	(150.0)	$(0.28)	$0.35	(180.0)
Diluted	$(0.12)	$0.23	(152.2)	$(0.28)	$0.34	(182.4)
Property, plant and equipment ("PP&E") expenditures (4)
Wireless	$133.4	$119.1	12.0	$439.2	$411.9	6.6
Cable	243.3	174.4	39.5	587.9	509.6	15.4
Media	3.7	13.7	(73.0)	19.6	41.3	(52.5)
Blue Jays	0.5	-	-	0.7	-	-
Corporate items and eliminations	6.0	0.6	900.0	7.5	0.9	733.3

Total	$386.9	$307.8	25.7	$1,054.9	$963.7	9.5

Operating profit margin (5)	28.8%	28.6%		30.9%	30.2%

(1)
Effective January 1, 2004, we adopted new Canadian accounting standards regarding the timing of revenue recognition and the classification of certain items as revenue or expense. As a result of the adoption of these new accounting standards, certain changes to the classification have been made for all periods presented.

(2)	As defined - see the “Key Performance Indicators Non-GAAP Measures - Operating Profit” section.
(3)	See the “Reconciliation of Operating Profit to Net Income (Loss)” section for details of these amounts.
(4)	As defined - see the “Key Performance Indicators Non-GAAP Measures - Property, Plant and Equipment Expenditures” section.
(5)	As defined - see the “Key Performance Indicators Non-GAAP Measures - Operating Profit Margin” section. Operating profit margin equals operating profit divided by operating revenue.

Consolidated revenue for the three months ended December 31, 2004 was $1,566.3 million, an increase of $274.6 million, or 21.3%, from $1,291.7 million in the corresponding period of 2003. Of the increase, Wireless contributed $224.0 million, Cable $33.3 million, Media $2.5 million and Blue Jays $19.8 million. On a pro forma basis, consolidated quarterly operating revenue increased by 13.9% and by 20.3% at Wireless.

Rogers Communications Inc.	5	Fourth Quarter 2004

Consolidated operating profit for the three months ended December 31, 2004 was $450.5 million, an increase of $81.2 million, or 22.0%, from $369.3 million in the corresponding period in 2003. Of this increase, Wireless contributed $47.2 million, Cable $14.3 million, Media $9.6 million and the Blue Jays $2.9 million. On a pro forma basis, consolidated quarterly operating profit increased by 25.1% and by 35.4% at Wireless. Consolidated quarterly operating profit as a percentage of revenue increased modestly to 28.8% in the fourth quarter of 2004 from 28.6% in 2003.

Reconciliation of Operating Profit to Net Income (Loss)

The items listed below represent the consolidated income and expense amounts that are required to reconcile operating profit to net income as defined under Canadian GAAP. For details of these amounts on a segment-by-segment basis and for an understanding of intersegment eliminations on consolidation, the following section should be read in conjunction with the section below titled “Supplemental Information.”

	Three Months Ended December 31,				Twelve Months Ended December 31,

(In millions of dollars)	2004	2003	Chg	% Chg	2004	2003	Chg	% Chg

Operating profit (1)	450.5	369.3	81.2	22.0	1,734.2	1,448.9	285.3	19.7
Depreciation and amortization	(340.1)	(273.9)	(66.2)	24.2	(1,092.6)	(1,040.3)	(52.3)	5.0

Operating income	110.4	95.4	15.0	15.7	641.6	408.6	233.0	57.0
Interest on long-term debt	(162.7)	(115.4)	(47.3)	41.0	(522.1)	(488.9)	(33.2)	6.8
Gain on sale of other investments	9.0	5.0	4.0	80.0	14.5	17.9	(3.4)	(19.0)
Writedown of investments	(1.9)	-	(1.9)	-	(6.0)	-	(6.0)	-
Income (loss) from investments accounted for by the equity method	0.9	(17.0)	17.9	(105.3)	(18.7)	(54.0)	35.3	(65.4)
Foreign exchange gain (loss)	21.0	61.6	(40.6)	(65.9)	(67.6)	303.7	(371.3)	(122.3)
Change in the fair value of derivative instruments	(1.3)	-	(1.3)	-	26.8	-	26.8	-
Loss on repayment of long-term debt	(7.9)	-	(7.9)	-	(28.2)	(24.8)	(3.4)	13.7
Investment and other income	18.0	1.0	17.0	-	29.5	2.2	27.3	-
Income tax recovery (expense)	4.9	36.4	(31.5)	(86.5)	(3.4)	22.9	(26.3)	(114.8)
Non-controlling interest	(5.9)	1.8	(7.7)	-	(79.6)	(58.4)	(21.2)	36.3

Net income (loss) for the period	(15.5)	68.8	(84.3)	(122.5)	(13.2)	129.2	(142.4)	(110.2)

(1)	As defined - see the “Key Performance Indicators - Operating Profit” section.

Depreciation and Amortization Expense

Depreciation and amortization expense for the three months ended December 31, 2004 was $340.1 million, an increase of $66.2 million, or 24.2%, from $273.9 million in the corresponding period of 2003. This increase is due primarily to increased amortization of intangible assets arising on the acquisitions of Microcell and minority interest in Wireless of approximately $49.4 million, which, going forward are expected to increase amortization expense on a full year basis by approximately $300.0 million, subject to adjustments. On a pro forma basis, depreciation and amortization expense increased $14.0 million.

Operating Income

Operating income increased to $110.4 million for the three months ended December 31, 2004, an increase of $15.0 million, or 15.7%, from the $95.4 million earned in the corresponding period of 2003. This increase primarily reflects the $81.2 million growth in operating profit partially offset by the $66.2 million increase in depreciation and amortization.

Interest on Long-term Debt

Interest expense for the three months ended December 31, 2004 was $162.7 million, an increase of $47.3 million from $115.4 million in the corresponding period in 2003. This increase was due to the increase in debt in the fourth quarter of 2004 associated with the acquisition of Microcell and AWE’s interest in Wireless. On a pro forma basis, interest expense for the fourth quarter of 2004 increased by $30.1 million from the prior year period.

Rogers Communications Inc.	6	Fourth Quarter 2004

Gain on Sale of Other Investments

Gain on sale of other investments for the three months ended December 31, 2004 was $9.0 million, an increase of $4.0 million from the corresponding period in 2003. This gain was primarily due to a gain realized on the exchange of Cogeco Cable Inc. shares for shares of Cogeco Inc.

Writedown of Investments

During the three months ended December 31, 2004, we reviewed the carrying value of all investments and determined a writedown of $1.9 million was required based on publicly traded values and estimated values of privately held companies.

Income (Loss) from Investments Accounted for by the Equity Method

We use the equity method to record losses and income from investments that we do not control, but over which we are able to exercise significant influence. The equity income for the three months ended December 31, 2004 of $0.9 million was an improvement of $17.9 million compared to the $17.0 million loss in the fourth quarter of 2003.

Effective July 31, 2004, we began to consolidate the Blue Jays. As a result, the Blue Jays’ losses for the fourth quarter of 2003 of $16.7 million are included in losses from investments accounted for by the equity method in that period, while the Blue Jays’ results for the fourth quarter of 2004 are consolidated with our operations.

Foreign Exchange Gain (Loss)

The foreign exchange gain of $21.0 million in the fourth quarter of 2004 arose primarily from the translation of the portion of U.S. dollar-denominated debt that is not hedged under Canadian GAAP requirements and reflects a strengthening of the Canadian dollar relative to the U.S. dollar from an exchange rate of $1.2639 as at September 30, 2004 to a rate of $1.2036 at December 31, 2004. In the corresponding period of 2003, the Canadian dollar also strengthened against the U.S. dollar, resulting in a foreign exchange gain of $61.6 million.

Change in Fair Value of Derivative Instruments

For the three months ended December 31, 2004, the change in fair value of our cross-currency interest rate exchange agreements not accounted for as hedges resulted in a loss of $1.3 million.

Loss on Repayment of Long-Term Debt

For the three months ended December 31, 2004, we wrote off related deferred financing costs of $7.9 million incurred in connection with the establishment and subsequent permanent repayment of a $1,750 million bridge credit facility during the quarter in connection with our acquisition of AWE’s interest in Wireless.

Investment and Other Income

For the three months ended December 31, 2004, investment and other income was $18.0 million, an increase of $17.0 million from income of $1.0 million in the corresponding period in 2003. The increase was primarily due to a $7.4 million dilution associated with stock option exercises at Wireless combined with investment income.

Rogers Communications Inc.	7	Fourth Quarter 2004

Income Tax Expense

Income taxes for the three months ended December 31, 2004 and for the corresponding period in 2003 consisted primarily of current income tax expense related to the Federal Large Corporations Tax.

Non-controlling Interest

Non-controlling interest represents the portion of Wireless’ income attributable to its minority shareholders prior to our acquisition of AWE’s interest in Wireless and the privatization of Wireless on December 31, 2004. The non-controlling interest charge of $5.9 million for the quarter ended December 31, 2004 represented approximately 44.7% of Wireless’ income from October 1, 2004, until October 13, 2004 when we completed our purchase of AWE’s 34% ownership interest in Wireless, and 11.2% of Wireless’ income from October 13, 2004 to December 31, 2004, including the dilution effect from the exercise of stock options. The non-controlling interest in Wireless was reduced from 11.2% to nil on December 31, 2004 when we privatized Wireless. The non-controlling interest of $1.8 million in the fourth quarter of 2003 represents the approximate 44.2% interest in Wireless’ net loss during the three month period ended December 31, 2003. Reflecting our 100% ownership of Wireless effective December 31, 2004, in future periods the amount of the non-controlling interest in Wireless’ income will be nil.

Net Income (Loss) and Earnings (Loss) per Share

We recorded a loss of $15.5 million in the three months ended December 31, 2004, or a loss per share of $0.12 per share, compared to net income of $68.8 million or earnings per share of $0.24 per share in 2003. The year-over-year decline in net income (loss) reflects primarily the increase in operating profit offset by the increases in depreciation and amortization and in interest on long-term debt.

Distributions and accretions on Convertible Preferred Securities, totalling $13.6 million in the fourth quarter of 2004 and $13.3 million in the fourth quarter of 2003, had the impact of increasing the basic loss per share by $0.06 for 2004 and decreasing basic earnings per share by $0.06 for 2003.

PURCHASE OF ROGERS WIRELESS SHARES

On September 13, 2004, we announced an agreement with JVII General Partnership ("JVII"), a partnership owned by AWE, whereby we agreed to purchase all of JVII's 27,647,888 Class A Multiple Voting shares ("Class A shares") and 20,946,284 Class B Restricted Voting shares ("Class B shares") of Wireless for a cash purchase price of $36.37 per share totalling $1,767.4 million. We closed this transaction on October 13, 2004. As a result of the transaction, the shareholders' agreement among RCI, Wireless and JVII dated August 16, 1999, as amended, was terminated; the registration rights agreement between Wireless and JVII, also dated August 16, 1999, was terminated; and JVII’s four nominees to Wireless’ Board of Directors resigned.

The sale by AWE, which is now part of Cingular Wireless LLC, of its shares of Wireless does not impact or change the extensive North American wireless voice and data roaming capabilities between the companies. Customers of Wireless and Cingular continue to enjoy the benefits of seamless wireless roaming between Canada and the U.S. on North America's largest combined GSM/GPRS/EDGE network.

Upon closing of this transaction on October 13, 2004, our ownership of Wireless increased from 55.3% at September 30, 2004 to approximately 89.3%.

Rogers Communications Inc.	8	Fourth Quarter 2004

On November 11, 2004 we announced an exchange offer to purchase all of the publicly-owned Class B Restricted Voting shares of Wireless, with the consideration being 1.75 RCI Class B Non-Voting shares for each Wireless Class B Restricted Voting share held. On December 31, 2004, we announced that upon expiration of the exchange offer, we had acquired 93.5% of the Wireless Class B Restricted Voting shares held by the public. The result of the exchange offer was sufficient to enable us to proceed immediately to take Wireless private by way of a compulsory acquisition of all of the remaining Wireless shares owned by the public under Section 206 of the Canada Business Corporations Act. The compulsory acquisition was completed on December 31, 2004 and Wireless became a wholly-owned subsidiary. We issued a total of 28,072,856 Class B Non-Voting shares as consideration in this transaction.

See the section below titled “Purchase Accounting for Acquisition of Wireless Shares” for a discussion of the various accounting and purchase price allocation matters associated with the purchase of shares from AWE and the exchange offer.

ACQUISITION OF MICROCELL

On September 20, 2004, together with Wireless, we announced an all cash offer of $35.00 per share to acquire all of the issued and outstanding equity securities of Microcell, Canada’s fourth largest wireless communications provider. Microcell’s Board of Directors recommended that its shareholders tender to Wireless’ offer, we obtained certain necessary regulatory approvals and the acquisition was successfully completed effective November 9, 2004. The acquisition of Microcell has made Wireless the largest wireless operator in Canada with over 5.5 million wireless voice and data customers across the country at December 31, 2004, and the only Canadian wireless provider operating on the world standard GSM/GPRS/EDGE wireless technology platform. We believe that the integration of Microcell, amongst other things, will lead to significant operating and capital spending efficiencies. See also the section below titled “Microcell Purchase Accounting” for a discussion of the various accounting and purchase price allocation matters associated with the acquisition of Microcell.

WIRELESS OPERATING AND FINANCIAL RESULTS

Summarized Wireless Financial Results (As Reported)

	Three Months Ended December 31,				Twelve Months Ended December 31,

(In millions of dollars, except margin)	2004	2003	Chg	% Chg	2004	2003	Chg	% Chg

Operating revenue (1)
Postpaid (voice and data)	$682.6	$502.7	$179.9	35.8	$2,361.1	$1,911.1	$450.0	23.5
Prepaid	41.5	27.2	14.3	52.6	116.7	91.3	25.4	27.8
One-way messaging	5.8	6.4	(0.6)	(9.4)	24.5	27.6	(3.1)	(11.2)

Network revenue	729.9	536.3	193.6	36.1	2,502.3	2,030.0	472.3	23.3
Equipment revenue	83.7	53.2	30.5	57.3	281.2	177.9	103.3	58.1

Total operating revenue	813.6	589.5	224.1	38.0	2,783.5	2,207.9	575.6	26.1

Operating expenses (1)
Cost of equipment sales	152.1	128.8	23.3	18.1	509.6	380.8	128.8	33.8
Sales and marketing expenses	178.0	111.9	66.1	59.1	444.4	362.0	82.4	22.8
Operating, general and administrative expenses	269.4	181.9	87.5	48.1	879.1	737.5	141.6	19.2

Total operating expenses	599.5	422.6	176.9	41.9	1,833.1	1,480.3	352.8	23.8
Operating profit (2)	$214.1	$166.9	$47.2	28.3	$950.4	$727.6	$222.8	30.6
PP&E Expenditures (3)	$133.4	$119.1	14.3	12.0	$439.2	$411.9	$27.3	6.6
Operating profit margin as % of network revenue (4)	29.3%	31.1%			38.0%	35.8%

Rogers Communications Inc.	9	Fourth Quarter 2004

(1)
Effective January 1, 2004, we adopted new Canadian accounting standards regarding the timing of revenue recognition and the classification of certain items as revenue or expense. As a result of the adoption of these new accounting standards, certain changes to the recognition and classification have been made for all periods presented.

(2)	As defined - see the “Key Performance Indicators and Non-GAAP Measures - Operating Profit” section.
(3)	As defined - see the “Key Performance Indicators and Non-GAAP Measures - Property, Plant and Equipment Expenditures” section.
(4)	As defined - see the “Key Performance Indicators and Non-GAAP Measures - Operating Profit” section. Operating profit margin equals operating profit divided by network revenue.

Wireless Network Revenue and Subscribers (As Reported)

	Three Months Ended December 31,				Twelve Months Ended December 31,

(Subscriber statistics in thousands, except ARPU, churn and usage)	2004	2003	Chg	% Chg	2004	2003	Chg	% Chg

Postpaid (Voice and Data) (1)
Gross additions (2)	397.4	338.4	59.0	17.4	1,161.5	1,021.5	140.0	13.7
Net additions (2)(3)	185.8	166.2	19.6	11.8	446.1	400.2	45.9	11.5
Acquisition of Microcell subscribers (4)					752.0	-	752.0	-
Total postpaid retail subscribers (3)					4,184.1	3,029.6	1,154.5	38.1
Average monthy revenue per user ("ARPU") ($) (5)	60.52	57.29	3.23	5.6	59.50	57.25	2.25	3.9
Average monthly usage	418	365	53	14.5	395	361	34	9.4
Churn (%) (3)	1.89	1.99	(0.10)	(5.0)	1.81	1.88	(0.07)	(3.7)
Prepaid
Gross additions (2)	126.7	67.4	59.3	88.0	319.0	257.4	61.6	23.9
Net additions (losses) (2)(6)	58.9	6.4	52.5	-	32.5	2.0	30.5	-
Acquisition of Microcell subscribers (4)					541.8	-	541.8	-
Adjustment to subscriber base (7)					-	(20.9)	20.9	-
Total prepaid retail subscribers					1,334.1	759.8	574.3	75.6
ARPU ($)	13.01	12.11	0.90	7.4	11.88	10.08	1.80	17.9
Churn (%)(6)	2.16	2.73	(0.57)	(20.9)	2.94	2.82	0.12	4.3
Total - Postpaid and Prepaid (1)
Gross additions (2)	524.1	405.8	118.3	29.2	1,480.5	1,278.9	201.6	15.8
Net additions (2)	244.7	172.6	72.1	41.8	478.6	402.2	76.4	19.0
Acquisition of Microcell subscribers (4)					1,293.8	-	1,293.8	-
Adjustment to subscriber base (7)					-	(20.9)	20.9	-
Total retail subscribers (3)					5,518.2	3,789.4	1,728.8	45.6
ARPU blended ($) (5)	50.16	48.07	2.09	4.3	50.08	47.19	2.89	6.1
One-Way Messaging
Gross additions	5.7	9.0	(3.3)	(36.7)	29.0	42.5	(13.5)	(31.7)
Net losses	(14.5)	(17.2)	2.7	(15.7)	(45.2)	(61.1)	15.9	(26.0)
Total subscribers					196.1	241.3	(45.2)	(18.7)
ARPU ($)	9.56	8.54	1.02	11.9	9.25	8.40	0.85	10.1
Churn (%)	3.27	3.43	(0.16)	(4.7)	2.78	3.13	(0.35)	(11.2)
Wholesale subscribers (1)	91.2	-	-	-	91.2	-	-	-

(1)
Effective at the beginning of fourth quarter 2004, wholesale subscribers are reported separately under 'wholesale'. Accordingly, approximately 43,600 Wireless wholesale subscribers were reclassified from the postpaid subscriber base to the ‘wholesale’ category.

(2)	Subscriber activity includes Microcell beginning November 9, 2004.
(3)
Effective December 1, 2004, voluntarily deactivating subscribers are required to continue billing and service for 30 days from the date termination is requested, consistent with the subscriber agreement terms and conditions, resulting in approximately 15,900 additional net postpaid subscribers being included in the quarter.

(4)	Microcell subscriber base upon acquisition effective on November 9, 2004.
(5)
Effective January 1, 2004, we adopted new Canadian accounting standards regarding the timing of revenue recognition and the classification of certain items as revenue or expense. As a result of the adoption of these new accounting standards, certain changes to the recognition and classification have been made for all periods presented.

(6)
Effective November 9, 2004, the deactivation of prepaid subscribers acquired from Microcell are recognized after 180 days of no usage to conform to the Wireless prepaid churn definition, impacting approximately 44,000 prepaid subscribers.

(7)
In 2003, we determined that subscribers who had only non-revenue usage should not have been included in the prepaid subscriber base and, as such, made an adjustment to the second quarter of 2003 opening prepaid subscriber base.

The tables below titled ‘Summarized Wireless Financial Results (Pro Forma)’, ‘Wireless Subscribers (Pro Forma)’, and ‘Wireless Operating Expenses (Pro Forma)’ present selected

Rogers Communications Inc.	10	Fourth Quarter 2004

unaudited pro forma information. See the section titled “Basis of Pro Forma Presentation” for discussion of considerations in the preparation of the pro forma information in this release.

Summarized Wireless Financial Results (Pro Forma)

	Three Months Ended December 31,				Twelve Months Ended December 31,

(In millions of dollars, except margin)	2004	2003	Chg	% Chg	2004	2003	Chg	% Chg

Operating revenue (1)
Postpaid (voice and data)	$741.5	$602.6	$138.9	23.1	$2,769.8	$2,297.0	$472.8	20.6
Prepaid	52.8	60.1	(7.3)	(12.1)	216.5	220.7	(4.2)	(1.9)
One-way messaging	5.8	6.4	(0.6)	(9.4)	24.5	27.6	(3.1)	(11.2)

Network revenue	800.1	669.1	131.0	19.6	3,010.8	2,545.3	465.5	18.3
Equipment revenue	88.8	70.1	18.7	26.7	321.2	221.8	99.4	44.8

Total operating revenue	888.9	739.2	149.7	20.3	3,332.0	2,767.1	564.9	20.4
Operating expenses (1)
Cost of equipment sales	166.9	175.5	(8.6)	(4.9)	625.7	479.7	146.0	30.4
Sales and marketing expenses	193.6	146.5	47.1	32.2	549.0	464.2	84.8	18.3
Operating, general and administrative expenses	308.3	254.7	53.6	21.0	1,146.0	1,017.1	128.9	12.7

Total operating expenses	668.8	576.7	92.1	16.0	2,320.7	1,961.0	359.7	18.3
Operating profit (2)	$220.1	$162.5	$57.6	35.4	$1,011.3	$806.1	$205.2	25.5
PP&E expenditures	$170.2	$155.7	$14.5	9.3	$674.1	$484.8	$189.3	39.0
Operating profit margin as % of network revenue (3)	27.5%	24.3%			33.6%	31.7%

(1)
Effective January 1, 2004, we adopted new Canadian accounting standards regarding the timing of revenue recognition and the classification of certain items as revenue or expense. As a result of the adoption of these new accounting standards, certain changes to the recognition and classification have been made for all periods presented.

(2)	As defined - see the “Key Performance Indicators and Non-GAAP Measures - Operating Profit” section.
(3)	As defined - see the “Key Performance Indicators and Non-GAAP Measures - Operating Profit” section. Operating profit margin equals operating profit divided by network revenue.

Wireless Subscribers (Pro Forma)

	Three Months Ended December 31,				Twelve Months Ended December 31,

(Subscriber statistics in thousands except ARPU and churn)	2004	2003	Chg	% Chg	2004	2003	Chg	% Chg

Postpaid (Voice and Data) (1)
Gross additions	444.4	460.9	(16.5)	(3.6)	1,493.7	1,214.6	279.1	23.0
Net additions (2)	208.1	241.3	(33.2)	(13.8)	605.9	447.3	158.6	35.5
Total postpaid retail subscribers (2)					4,184.1	3,621.7	562.4	15.5
ARPU ($) (3)	60.86	57.80	3.06	5.3	59.74	57.87	1.87	3.2
Churn (%) (2)	1.95	2.14	(0.19)	(8.9)	1.93	1.95	(0.02)	(1.0)
Prepaid
Gross additions	149.6	175.0	(25.4)	(14.5)	498.0	593.9	(95.9)	(16.1)
Net additions (losses) (4)	54.8	38.7	16.1	41.6	(3.8)	35.5	(39.3)	(110.7)
Adjustment to subscriber base (5)(6)					(74.8)	(20.9)	(53.9)	-
Total prepaid retail subscribers (4)					1,334.1	1,412.8	(78.7)	(5.6)
ARPU ($)	13.62	14.49	(0.87)	(6.0)	13.67	13.43	0.24	1.8
Churn (%)(4)	2.47	3.31	(0.84)	(25.4)	3.17	3.41	(0.24)	(7.0)
Total - Postpaid and Prepaid (1)
Gross additions	594.0	635.9	(41.9)	(6.6)	1,991.7	1,808.5	183.2	10.1
Net additions	262.9	280.0	(17.1)	(6.1)	602.1	482.8	119.3	24.7
Adjustment to subscriber base (5)	-	-	-	-	(74.8)	(20.9)	(53.9)	-
Total retail subscribers (4)					5,518.2	5,034.5	483.7	9.6
ARPU ($) (3)	49.45	45.47	3.98	8.8	48.01	44.86	3.15	7.0
Wholesale subscribers (1)					91.2

(1)
Effective at the beginning of fourth quarter 2004, wholesale subscribers are reported separately under 'wholesale'. Accordingly, approximately 43,600 Wireless wholesale subscribers were reclassified from the postpaid subscriber base to the ‘wholesale’ category.

Rogers Communications Inc.	11	Fourth Quarter 2004

(2)
Effective December 1, 2004, voluntarily deactivating subscribers are required to continue billing and service for 30 days from the date termination is requested, consistent with the subscriber agreement terms and conditions, resulting in approximately 15,900 additional net postpaid subscribers being included in the fourth quarter of 2004.

(3)
Effective January 1, 2004, we adopted new Canadian accounting standards regarding the timing of revenue recognition and the classification of certain items as revenue or expense. As a result of the adoption of these new accounting standards, certain changes to the recognition and classification have been made for all periods presented.

(4)
Effective November 9, 2004, the deactivation of prepaid subscribers acquired from Microcell are recognized after 180 days of no usage to conform to the Wireless prepaid churn definition impacting approximately 44,000 prepaid subscribers.

(5)
Effective at the beginning of second quarter 2004, 74,843 inactive prepaid customers were removed by Microcell from their retail customer base. The increase in the number of inactive prepaid accounts was due primarily to the combined impact of continuing aggressive actions by competitors to attract Microcell’s customers, a reduction in the validity period of certain airtime vouchers, and the short term success of some of Microcell’s prepaid retention activities in 2003 that temporarily revived a number of dormant prepaid accounts.

(6)
In 2003, we determined that subscribers who had only non-revenue usage should not have been included in the prepaid subscriber base and, as such, made an adjustment to the second quarter of 2003 opening prepaid subscriber base.

Wireless Network Revenue

Network revenue of $729.9 million accounted for 89.7% of total Wireless revenues in the three months ended December 31, 2004, and increased 36.1% from the corresponding period in 2003. This increase was driven by the acquisition of Microcell’s subscriber base on November 9, 2004 and the 4.43% increase in blended ARPU. On a proforma basis, for the acquisition of Microcell, quarterly network revenue increased 19.6% over the fourth quarter of 2003. The pro forma revenue growth reflects the 9.6% pro forma increase in the number of retail wireless voice and data subscribers from December 31, 2003 combined with the 7.0% year-over-year increase in blended postpaid and prepaid ARPU.

Wireless ended the quarter with a total of 5,518,200 retail subscribers, 1,293,800 of which were added upon the acquisition of Microcell effective November 9, 2004. Net additions of postpaid voice and data subscribers for the quarter, which includes net additions at Microcell from November 9, 2004 to December 31, 2004, were 185,800, compared to 166,200 net additions in the fourth quarter of 2003. On a pro forma basis, Wireless added 208,100 net postpaid voice and data subscribers for the quarter compared to 241,300 in the fourth quarter of 2003. Effective December 1, 2004, voluntarily deactivating subscribers are required to continue billing and service for 30 days from the date termination is requested, consistent with the subscriber agreement terms and conditions, resulting in approximately 15,900 additional net postpaid subscribers being included in the quarter.

Prepaid net additions for the quarter were 58,900, compared to 6,400 net additions in the fourth quarter of 2003. On a pro forma basis, prepaid voice subscriber net additions were 54,800 for the quarter compared to 38,700 in the fourth quarter of 2003. Effective November 9, 2004, the deactivation of prepaid subscribers acquired from Microcell are recognized after 180 days of no usage to conform to the Wireless prepaid churn definition, impacting approximately 44,000 prepaid subscribers on an as reported and pro forma basis.

Postpaid voice and data subscriber ARPU of $60.52 in the quarter represented an increase of 5.6% over the same quarter ended December 31, 2003. Pro forma postpaid ARPU grew by 5.3% in the fourth quarter of 2004. The increase in actual and pro forma postpaid ARPU reflects the continued growth of wireless data and roaming revenues and an increase in the penetration of optional services. As Canada’s only GSM/GPRS/EDGE provider we expect to continue to experience increases in outbound roaming revenues from our subscribers traveling outside of Canada, as well as strong growth in inbound roaming revenues from visitors to Canada who utilize our network.

Data revenues grew to $48.9 million ($51.1 million on a pro forma basis) for the three months ended December 31, 2004. Data now represents approximately 6.7% (6.4% on a pro forma basis)

Rogers Communications Inc.	12	Fourth Quarter 2004

of total network revenue in the fourth quarter of 2004, reflecting the continued rapid growth of Blackberry, SMS and other wireless data services and applications.

Prepaid ARPU increased to $13.01 in the fourth quarter of 2004, compared to $12.11 in the fourth quarter of 2003. This increase was primarily a result of the acquisition of Microcell’s higher ARPU prepaid subscriber base. Pro forma for the acquisition of Microcell, quarterly prepaid ARPU decreased 6.0% versus 2003 to $13.62 with the pro forma decline primarily reflecting the increased focus by Microcell on higher revenue postpaid subscribers.

Postpaid voice and data subscriber churn improved to 1.89% in the three months ended December 31, 2004 from 1.99% in the corresponding period of 2003 reflecting the benefits of generally longer term contracts and targeted retention initiatives as well as the impact of implementing the thirty day notice period requirement during the quarter for voluntarily deactivating subscribers. This had the impact of reducing postpaid voice and data subscriber churn by 0.14% in the fourth quarter of 2004. During the fourth quarter, Wireless continued to experience increased levels of customers being deactivated for non-payment, however more restrictive credit requirements implemented early in the fourth quarter are expected to reduce non-pay deactivations in future periods. On a pro forma basis, postpaid voice and data subscriber churn improved to 1.95% from 2.14% in the fourth quarter of 2003.

Prepaid churn decreased to 2.16% from 2.73% in the prior year period primarily as a result of conforming the Microcell prepaid subscriber deactivation period to that of Wireless, impacting approximately 44,000 prepaid subscribers in the quarter. This had the impact of reducing prepaid churn by 1.39% in the fourth quarter. On a pro forma basis, prepaid churn decreased to 2.47% from 3.31% in the fourth quarter of 2003 as a result of conforming the Microcell prepaid subscriber deactivation period to that of Wireless.

One-way messaging (paging) subscriber churn declined year-over-year to 3.27%, while one-way messaging ARPU increased by 11.9%, reflecting pricing changes implemented in earlier quarters. With 196,100 paging subscribers, we continue to view paging as a profitable but mature business segment, and recognize that churn will likely continue at relatively high rates as one-way messaging subscribers increasingly migrate to two-way messaging and converged voice and data services.

Wireless Equipment Revenue

Revenue from wireless voice, data and messaging equipment sales, including activation fees and net of equipment subsidies (“equipment revenue”), was $83.7 million, up $30.5 million, or 57.3%, from the corresponding period in 2003. The increase in equipment revenue reflects the higher volume of handset upgrades associated with subscriber retention programs, combined with the generally higher price points of more sophisticated handsets and devices, and the increased volume of postpaid voice and data subscriber gross additions. Equipment revenue on a pro forma basis increased by $18.7 million over the fourth quarter of 2003, reflecting primarily a higher volume of handset upgrades.

Rogers Communications Inc.	13	Fourth Quarter 2004

Wireless Operating Expenses (As Reported)

	Three Months Ended December 31,				Twelve Months Ended December 31,

(In millions of dollars, except per subscriber statistics)	2004	2003	Chg	% Chg	2004	2003	Chg	% Chg

Operating expenses (1)
Cost of equipment sales	152.1	128.8	23.3	18.1	509.6	380.8	128.8	33.8
Sales and marketing expenses	178.0	111.9	66.1	59.1	444.4	362.0	82.4	22.8
Operating, general and administrative expenses	269.4	181.9	87.5	48.1	879.1	737.5	141.6	19.2

Total operating expenses	599.5	422.6	176.9	41.9	1,833.1	1,480.3	352.8	23.8
Average monthly operating expenses per subscriber before sales and marketing expenses (1)	$20.28	$17.47	2.81	16.1	$18.99	$17.62	1.37	7.8
Sales and marketing costs per gross subscriber addition (1)	$397	$395	2	0.5	$372	$376	(4)	(1.1)

(1)
Effective January 1, 2004, we adopted new Canadian accounting standards regarding the timing of revenue recognition and the classification of certain items as revenue or expense. As a result of the adoption of these new accounting standards, certain changes to the classification have been made for all periods presented.

Wireless Operating Expenses (Pro Forma)

	Three Months Ended December 31,				Twelve Months Ended December 31,

(In millions of dollars, except per subscriber statistics)	2004	2003	Chg	% Chg	2004	2003	Chg	% Chg

Operating expenses (1)
Cost of equipment sales	166.9	175.5	(8.6)	(4.9)	625.7	479.7	146.0	30.4
Sales and marketing expenses	193.6	146.5	47.1	32.2	549.0	464.2	84.8	18.3
Operating, general and administrative expenses	308.3	254.7	53.6	21.0	1,146.0	1,017.1	128.9	12.7

Total operating expenses	668.8	576.7	92.1	16.0	2,320.7	1,961.0	359.7	18.3
Average monthly operating expense per subscriber before sales and marketing expenses (1)	$20.73	$18.47	$2.26	12.2	$19.70	$18.42	$1.28	6.9
Sales and marketing costs per gross subscriber addition (1)	$391	$347	$44	12.7	$357	$348	$9	2.6

(1)
Effective January 1, 2004, we adopted new Canadian accounting standards regarding the timing of revenue recognition and the classification of certain items as revenue or expense. As a result of the adoption of these new accounting standards, certain changes to the classification have been made for all periods presented.

Total Wireless operating expenses for the three months ended December 31, 2004 were $599.5 million, up $176.9 million, or 41.9%, over the corresponding period in 2003. Microcell accounted for approximately 57% of the increase. Pro forma for the acquisition of Microcell, total operating expenses increased by $92.1 million, or 16.0%, over the fourth quarter of 2003.

The $23.3 million increase in the quarterly cost of equipment sales reflects the higher volume of gross additions and handset upgrades.

Sales and marketing expenses increased by $66.1 million, or 59.1%, in the fourth quarter of 2004 compared to the prior year as a result of the impact of the Microcell acquisition and higher costs associated with acquiring customers on longer term contracts. The $47.1 million year-over-year increase in quarterly total sales and marketing expenses, on a pro forma basis, primarily reflects heightened marketing activity during the fourth quarter of 2004 associated with, amongst other things, the integration of Microcell, including initiatives to migrate Microcell customers to long term contracts. These factors resulted in the 12.7% pro forma increase in our sales and marketing costs per gross addition to $391.

Rogers Communications Inc.	14	Fourth Quarter 2004

Operating, general and administrative expenses increased by $87.5 million, or 48.1%, in the fourth quarter of 2004 compared to 2003 as a result of the acquisition of Microcell and higher credit and collection costs, increases in retention spending and growth in network operating expenses reflective of the growth in our subscriber base, offset by savings related to more favourable roaming arrangements and operating efficiencies across various functions. The year-over-year increase in operating, general and administrative expenses on a pro forma basis of $53.6 million, or 21.0%, compared to the corresponding period in 2003, is primarily attributable to these same factors.

The $2.26 year-over-year increase in average monthly operating expense per subscriber, excluding sales and marketing expenses, on a pro forma basis, in the fourth quarter of 2004 reflects our increased spending on handset upgrades associated with targeted retention programs and the impact of increases in operating, general and administrative expenses in advance of our integration of Microcell. On a pro forma basis, total retention spending (including subsidies on handset upgrades) was $63.1 million in the fourth quarter of 2004 as compared to $47.7 million in the corresponding period in 2003. Retention spending, on both an absolute and a per subscriber basis, is expected to continue to grow as wireless market penetration in Canada deepens.

Wireless Operating Profit

Operating profit grew by $47.2 million, or 28.3%, to $214.1 million in the three months ended December 31, 2004 from $166.9 million in the fourth quarter of 2003 as network revenue growth of 36.1% was offset by growth in operating expenses of 41.9%. Pro forma for the acquisition of Microcell, operating profit increased by $57.6 million, or 35.4%, over the fourth quarter of 2003 and pro forma quarterly operating profit as a percentage of network revenue, or operating profit margin, increased to 27.5% from 24.3% as the 19.6% increase in network revenue outstripped the 16.0% increase in total operating expenses.

Wireless Property, Plant and Equipment Expenditures

PP&E expenditures totalled $133.4 million for the three months ended December 31, 2004, an increase of $14.3 million, or 12.0%, from $119.1 million in the corresponding period in 2003. Pro forma for the acquisition of Microcell, PP&E expenditures increased by $14.5 million over the fourth quarter of 2003.

Network-related PP&E expenditures in the fourth quarter of 2004 totalled $93.2 million and reflected primarily $33.4 million for capacity expansion of the GSM/GPRS network and transmission. The remaining balance of $59.8 million in network-related PP&E expenditures related primarily to technical upgrade projects, including new cell sites, operational support systems and the addition of new services. Other PP&E expenditures consisted of $28.7 million for information technology initiatives and $11.5 million for call centres and other facilities and equipment.

Rogers Communications Inc.	15	Fourth Quarter 2004

CABLE OPERATING AND FINANCIAL RESULTS

Summarized Cable Financial Results

	Three Months Ended December 31,				Twelve Months Ended December 31,

(In millions of dollars, except margin)	2004	2003	Chg	% Chg	2004	2003	Chg	% Chg

Operating revenue (1)
Core cable revenue	$319.9	$307.9	$12.0	3.9	$1,253.1	$1,186.4	$66.7	5.6
Internet revenue	100.7	86.1	14.6	17.0	378.9	322.3	56.6	17.6

Total cable revenue	420.6	394.0	26.6	6.8	1,632.0	1,508.7	123.3	8.2
Video Stores revenue	88.7	81.8	6.9	8.4	317.0	282.6	34.4	12.2
Intercompany eliminations	(0.9)	(0.7)	(0.2)	28.6	(3.3)	(3.2)	(0.1)	3.1

Total operating revenue	508.4	475.1	33.3	7.0	1,945.7	1,788.1	157.6	8.8

Operating expenses (1)
Cost of Video Store sales	40.0	38.2	1.8	4.7	145.9	129.9	16.0	12.3
Sales and marketing expenses	62.8	58.3	4.5	7.7	248.7	205.1	43.6	21.3
Operating, general and administrative expenses	215.4	202.6	12.8	6.3	845.7	792.8	52.9	6.7
Intercompany eliminations	(0.9)	(0.7)	(0.2)	28.6	(3.3)	(3.2)	(0.1)	3.1

Total operating expense	317.3	298.4	18.9	6.3	1,237.0	1,124.6	112.4	10.0
Operating profit (2)
Cable	180.7	166.7	14.0	8.4	680.5	639.8	40.7	6.4
Video Stores	10.4	10.0	0.4	4.0	28.2	23.7	4.5	19.0

Total operating profit	$191.1	$176.7	$14.4	8.1	$708.7	$663.5	$45.2	6.8
Cable operating profit (3)	43.0%	42.3%			41.7%	42.4%
Video Stores operating profit (3)	11.7%	12.2%			8.9%	8.4%

Total (3)	37.6%	37.2%			36.4%	37.1%

PP&E expenditures (4)	$243.3	$174.4	68.9	39.5	$587.9	$509.6	78.3	15.4

(1)
Effective January 1, 2004, we adopted new Canadian accounting standards regarding the timing of revenue recognition and the classification of certain items as revenue or expense. As a result of the adoption of these new accounting standards, certain changes to the recognition and classification have been made for all periods presented.

(2)	As defined - see the “Key Performance Indicators and Non-GAAP Measures- Operating Profit” section.
(3)	As defined - see the “Key Performance Indicators and Non-GAAP Measures- Operating Profit Margin” section. Operating profit margin equals operating profit divided by operating revenue.
(4)	As defined - see the “Key Performance Indicators and Non-GAAP Measures- Property, Plant and Equipment” section.

Cable Revenue and Subscribers

	Three Months Ended December 31,				Twelve Months Ended December 31,

(Subscriber statistics in thousands, except ARPU)	2004	2003	Chg	% Chg	2004	2003	Chg	% Chg

Homes passed					3,291.1	3,215.4	75.7	2.4
Customer relationships					2,355.9	2,339.3	16.6	0.7
Customer relationships, net additions	15.1	13.9	1.2	8.6	16.6	19.7	(3.1)	(15.7)
Revenue generating units					3,866.7	3,582.5	284.2	7.9
Revenue generating units, net additions	111.4	93.0	18.4	19.8	284.2	282.1	2.1	0.7
Basic cable subscribers					2,254.6	2,269.4	(14.8)	(0.7)
Basic cable, net additions (losses)	5.9	8.6	(2.7)	-	(14.8)	(0.9)	(13.9)	-
Core cable ARPU $	47.35	45.32	2.03	4.5	46.29	43.69	2.60	6.0
Internet subscribers (1)					936.6	777.8	158.8	20.4
Internet, net additions (1)	57.1	41.3	15.8	38.3	158.8	149.3	9.5	6.4
Internet (Residential) ARPU $	35.96	37.14	(1.18)	(3.2)	36.49	37.59	(1.10)	(2.9)
Digital terminals in service					795.7	613.6	182.1	29.7
Digital terminals, net additions	66.5	50.9	15.6	30.6	182.1	157.5	24.6	15.6
Digital households					675.4	535.3	140.1	26.2
Digital households, net additions	48.4	43.2	5.2	12.0	140.1	133.8	6.3	4.7

Rogers Communications Inc.	16	Fourth Quarter 2004

(1)
Effective in the third quarter of 2004, Cable modified the reporting of Internet subscribers to include only those subscribers with service installed, operating and on billing and to exclude those subscribers who have subscribed to the service but installation of the service was still pending. Historically, Cable had included both those subscribers that had the service installed and those with installations pending. Prior period results for Internet subscribers and net additions have been conformed to this current presentation.

Core Cable Revenue

The 3.9% increase in Core cable revenue, which accounted for 62.9% of total cable operating revenue in the quarter ended December 31, 2004, reflects a $4.8 million year-over-year increase in analog cable service due to price increases in prior periods, with the remaining $7.2 million increase primarily attributable to increased penetration of our incremental digital-only cable services such as VOD, premium pay, specialty channels and ethnic programming.

The increase in Core cable average monthly revenue per subscriber to $47.35 from $45.32 reflects the growing penetration of digital products, a continued up-selling of customers into incremental programming packages, and pricing changes.

Internet Revenue

The growth of $14.6 million, or 17.0%, in Internet revenue reflects the 20.4% year-over-year increase in the Internet subscriber base. Average monthly revenue per residential Internet subscriber for the three-month period ended December 31, 2004 was $35.96, a decrease from $37.14 in the corresponding period in 2003, due to increased promotional activity as well as to an increase in the proportion of subscribers to lower priced entry-level Internet offerings. Year-over-year, the Internet subscriber base has grown by 158,800, resulting in 28.5% Internet penetration as a percentage of homes passed.

Video Stores Revenue

The increase of $6.9 million, or 8.4%, in Rogers Video stores revenue reflects the combination of a 2.6% increase in same-store revenues, as well as an increase in the number of stores at December 31, 2004, to 294 compared to 279 at December 31, 2003. (“Same stores” are defined as those stores that were open for a full year in both 2004 and 2003.) The strong Video store sales results as compared to 2003 are attributable to an increase in the number of popular titles that were available in the quarter and to higher average revenue per customer visit. At the end of December 2004, many of the Rogers Video stores were integrated stores that offered access to a wide variety of cable, Internet and Rogers Wireless products and services, in addition to the more traditional DVD and video rental and sales offerings.

Cable and Video Stores Operating Expenses

	Three Months Ended December 31,				Twelve Months Ended December 31,

(In millions of dollars)	2004	2003	Chg	% Chg	2004	2003	Chg	% Chg

Cable operating expenses (1)
Sales and marketing expenses	$29.0	$27.6	$1.4	5.1	$123.3	$89.3	$34.0	38.1
Operating, general and administrative expenses	210.9	199.7	11.2	5.6	828.1	779.6	48.5	6.2

Total Cable operating expenses	239.9	227.3	12.6	5.5	951.4	868.9	82.5	9.5
Video Stores operating expenses
Cost of sales	40.0	38.2	1.8	4.7	145.9	129.9	16.0	12.3
Sales and marketing expenses	33.8	30.7	3.1	10.1	125.4	115.8	9.6	8.3
Operating, general and administrative expenses	4.5	2.9	1.6	55.2	17.6	13.2	4.4	33.3

Total Video stores operating expenses	78.3	71.8	6.5	9.1	288.9	258.9	30.0	11.6
Intercompany eliminations	(0.9)	(0.7)	(0.2)	28.6	(3.3)	(3.2)	(0.1)	3.1

Operating expenses	$317.3	$298.4	$18.9	6.3	$1,237.0	$1,124.6	$112.4	10.0

Rogers Communications Inc.	17	Fourth Quarter 2004

(1)
Effective January 1, 2004, we adopted new Canadian accounting standards regarding the timing of revenue recognition and the classification of certain items as revenue or expense. As a result of the adoption of these new accounting standards, certain changes to the recognition and classification have been made for all periods presented.

The 5.1% year-over-year increase in Cable sales and marketing expenses reflects Cable’s increased level of Internet and digital subscriber growth in the quarter. The level of marketing expenditure was reduced in the quarter following three quarters of stepped-up level of investment in market awareness of its unique digital cable offerings. Also included in the quarter was a marketing campaign to support the Rogers Yahoo! Hi-Speed Internet offering recently launched in Newfoundland.

The 5.6% growth in Cable’s operating, general and administrative expenses, compared to the same period in 2003, reflects increased costs of programming associated with the growth in digital cable subscribers and the cost related to the deployment of digital set-top terminals, which total approximately $5.2 million increased pension expense of $0.8 million and the impact of expensing stock options which, began in 2004, of $1.4 million

The $1.8 million increase in cost of sales at the Video stores reflects the higher sales volumes as well as the increased number of store locations. The growth in store locations, from 279 stores at December 31, 2003 to 294 stores at December 31, 2004, was the primary driver of the increase in Video store sales and marketing expenses, which includes the cost of operating the stores.

Cable Operating Profit

The 8.4% growth in total Cable operating profit reflects the 6.8% revenue growth partially offset by the 5.5% increase in total Cable operating expenses. The 4.0% increase in operating profit at the Video stores was due to increased same-store revenues, operating efficiencies and improved margins on the rental and sale of products.

The revenue and expense changes described above resulted in Cable’s quarterly operating margin increasing to 43.0% compared to 42.3% in the corresponding period of 2003. Video operating margins decreased to 11.7% in the three month period ended December 31, 2004 from 12.2% in the corresponding period of the prior year, as described above.

Cable Property, Plant and Equipment Expenditures

The nature of the cable television business is such that the construction, rebuild and expansion of a cable system is highly capital-intensive. Cable categorizes its PP&E expenditures according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and which facilitate comparisons of PP&E expenditures between different cable companies. Under these industry definitions, Core Cable PP&E expenditures are classified into the following five categories:

•	Customer premises equipment (“CPE”), which includes the equipment and the associated installation costs;
•	Scaleable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs to date of our cable telephony initiative;
•	Line extensions, which includes network costs to enter new service areas;
•	Upgrade and rebuild, which includes the costs to modify or replace existing coaxial cable and fibre optic network electronics; and
•	Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

Rogers Communications Inc.	18	Fourth Quarter 2004

	Three Months Ended December 31,				Twelve Months Ended December 31,

(In millions of dollars)	2004	2003	Chg	% Chg	2004	2003	Chg	% Chg

Customer premise equipment	$60.2	$53.1	7.1	13.4	$204.0	$181.6	22.4	12.3
Scaleable infrastructure	111.5	35.2	76.3	-	188.0	80.1	107.9	134.7
Line extensions	17.2	15.5	1.7	11.0	53.7	49.4	4.3	8.7
Upgrade and rebuild	7.4	30.2	(22.8)	(75.5)	40.8	114.4	(73.6)	(64.3)
Support capital	41.5	33.2	8.3	25.0	87.1	71.0	16.1	22.7

Core Cable PP&E expenditures	237.8	167.2	70.6	42.2	573.6	496.5	77.1	15.5
Video Stores PP&E expenditures	5.5	7.2	(1.7)	(23.6)	14.3	13.1	1.2	9.2

Rogers Cable PP&E expenditures	$243.3	$174.4	68.9	39.5	$587.9	$509.6	78.3	15.4

The significant factors driving the 39.5% year-over-year increase in Cable’s PP&E expenditures were spending on scaleable infrastructure, which increased by $76.3 million, the majority of which was related to spending on its cable telephony deployment initiative; and an increase in support capital of $8.3 million, most of which went to replacing service vehicles. These increases were offset by a $22.8 million reduction in spending on upgrades and rebuild. Spending on Cable’s cable telephony deployment initiative totalled $78.2 million in the quarter and $106.1 million for the twelve months ended December 31, 2004. As at December 31, 2004, more than 93% of the cable network was upgraded to 750 MHz or greater, representing 100% completion of all urban areas we serve, and 85% of the cable network was upgraded to 860 MHz, as compared to approximately 39% at 860 MHz at December 31, 2003.

Rogers Communications Inc.	19	Fourth Quarter 2004

MEDIA OPERATING AND FINANCIAL RESULTS

	Three Months Ended December 31,				Twelve Months Ended December 31,

(In millions of dollars, except margins)	2004	2003	Chg	% Chg	2004	2003	Chg	% Chg

Operating revenue
Publishing	$73.3	$81.8	(8.5)	(10.4)	$278.6	$289.9	(11.3)	(3.9)
Radio	60.0	52.8	7.2	13.6	204.7	177.2	27.5	15.5
Television	50.7	49.8	0.9	1.8	196.8	178.0	18.8	10.6
The Shopping Channel	65.0	59.4	5.6	9.4	230.9	210.5	20.4	9.7
Corporate items, eliminations and other	(2.6)	0.1	(2.7)	-	(11.2)	(0.6)	(10.6)	-

Total operating revenue	246.4	243.9	2.5	1.0	899.8	855.0	44.8	5.2

Operating expenses
Cost of sales	39.6	36.5	3.1	8.5	142.4	131.5	10.9	8.3
Sales and marketing	49.2	50.2	(1.0)	(2.0)	184.9	175.7	9.2	5.2
Operating, general and administrative	105.4	114.6	(9.2)	(8.0)	451.0	441.1	9.9	2.2

Total operating expenses	194.2	201.3	(7.1)	(3.5)	778.3	748.3	30.0	4.0

Operating profit (1)
Publishing	10.3	13.2	(2.9)	(22.0)	23.1	29.4	(6.3)	(21.4)
Radio	22.9	14.0	8.9	63.6	58.0	38.7	19.3	49.9
Television	17.1	8.9	8.2	92.1	36.8	27.6	9.2	33.3
The Shopping Channel	8.9	8.3	0.6	7.2	23.4	19.2	4.2	21.9
Corporate items, eliminations and other	(7.0)	(1.8)	(5.2)	(288.9)	(19.8)	(8.2)	(11.6)	141.5

Total operating profit (1)	$52.2	$42.6	9.6	22.5	$121.5	$106.7	14.8	13.9

Operating profit margin(2)
Publishing	14.1%	16.1%			8.3%	10.1%
Radio	38.2%	26.5%			28.3%	21.8%
Television	33.7%	17.9%			18.7%	15.5%
The Shopping Channel	13.7%	14.0%			10.1%	9.1%

	21.2%	17.5%			13.5%	12.5%

Additions to property, plant and equipment (3)	3.7	13.7	(10.0)	(73.1)	19.6	41.3	(21.6)	(52.5)

(1)	As defined - see the “Key Performance Indicators Non-GAAP Measures - Operating Profit” section.
(2)	As defined - see the “Key Performance Indicators Non-GAAP Measures - Operating Profit Margin” section. Operating profit margin equals operating profit divided by operating revenue.
(3)	As defined - see the “Key Performance Indicators and Non-GAAP Measures - Property, Plant and Equipment Expenditures” section.

Overview of Media Revenue, Expense and Operating Profit

Media’s revenue of $246.4 million in the three months ended December 31, 2004 represented an increase of $2.5 million, or 1.0%, from $243.9 million in the corresponding period of 2003. The Media revenue growth was led by Radio, which increased 13.6%, The Shopping Channel, which grew 9.4%, and Television, which increased 1.8%, from the contribution from the acquisition of our 50% interest in Dome Productions. This growth was partially offset by declines at our Publishing properties.

Total Media operating expenses for the three months ended December 31, 2004 were $194.2 million, down $7.1 million, or 3.5%, over the corresponding period in 2003. Total operating profit in the three months ended December 31, 2004 was $52.2 million, a year-over-year increase of $9.6 million, or 22.5%, compared to the corresponding period in 2003.

Further details with respect to revenue, operating expense and operating profit results for each of the divisions of Media are provided below.

Publishing

Publishing experienced a decrease in revenue of $8.5 million in the three months ended December 31, 2004 as compared to the corresponding period in 2003 due largely to the transfer of Rogers Medical Intelligence Solutions (“RMIS”) out of Rogers Media to RCI, the closing of the Physicians Financial News (“PFN”) publication and the continued softness of certain trade and business focused publications, offset somewhat by the continued strength of Publishing’s consumer

Rogers Communications Inc.	20	Fourth Quarter 2004

publications. The operating profit decline of $2.9 million at Publishing for the quarter ended December 31, 2004 was due to the decrease in revenue combined with certain restructuring costs at the consumer publications division announced in November 2004, partially offset by a decrease in operating expenses as a result of the transfer of RMIS out of Media and the closing of PFN as well as ongoing cost savings within the Publishing division.

Radio

Radio operations include the results of Media’s 43 FM and AM radio stations. The $7.2 million year-over-year increase in Radio’s quarterly revenues reflects the success of the Jack-FM format in several of our markets and the continued success of 680 News in Toronto. With operating expenses at Radio decreasing by 4.4% in the same period, quarterly operating profit growth at Radio grew by 63.6% to $22.9 million.

Television

Television operations include the results of OMNI.1, OMNI.2, Rogers Sportsnet and our 50% interest in Dome Productions. The $0.9 million quarterly increase in Television’s revenues primarily reflects the 50% interest in Dome Productions acquired during 2004, as Television in general experienced softness with respect to national advertising sales at both the Sportsnet and OMNI properties. While the NHL player lockout drove the decline in advertising sales at Sportsnet, it also led to a significant reduction in programming and production costs as a result of games not being produced or aired. The reduction in costs associated with the NHL player lockout was partially offset by the impact on costs as a result of the acquisition of Dome Productions, resulting in the $7.3 million reduction in Television’s operating expenses. The combination of revenue growth and a decrease in operating costs drove the $8.2 million increase in Television’s operating profit compared to the corresponding period in 2003.

The Shopping Channel

The Shopping Channel’s revenue growth of $5.6 million reflects a generally improved retail climate in the current quarter relative to the prior year quarter and strong sales of selected product categories including jewellery and health and beauty products. Also during the quarter, The Shopping Channel’s off-air sales, which includes catalogue, Internet, and physical store sales, increased to 30.0% of revenue compared to 28.4% in the corresponding period of 2003. The strong revenue growth, combined with reduced product return rates and operating efficiencies at its new national distribution centre drove the 7.2% increase in operating profit at The Shopping Channel.

BLUE JAYS OPERATING AND FINANCIAL RESULTS

Effective July 31, 2004, we began to consolidate the Blue Jays. As a result, equity losses of the Blue Jays for the first seven months of 2004 are included in losses from investments accounted for by the equity method, and the financial results for the remaining five months of 2004, including all of the fourth quarter, are consolidated with our operations.

During the three months ended December 31, 2004, the Blue Jays generated revenue of $19.8 million primarily related to baseball revenue, which comprises home game and concession revenue, and revenue generated from Major League Baseball’s revenue sharing agreement whereby funds are distributed to and from clubs based on the clubs’ respective revenues.

Rogers Communications Inc.	21	Fourth Quarter 2004

Operating expenses for the three months ended December 31, 2004 were $16.9 million, which consist primarily of player salaries, team costs, scouting and stadium operations. As a result, operating profit of $2.9 million was recognized for the three months ended December 31, 2004.

On November 29, 2004, the Blue Jays announced an agreement to acquire SkyDome, the home playing field of the Blue Jays, for approximately $25.0 million, subject to closing adjustments. SkyDome, a  retractable roofed stadium that seats over 50,000 guests is the largest entertainment venue in Canada. The acquisition of SkyDome was completed on January 31, 2005 and the facility has been renamed Rogers Centre.

Effective January 1, 2005, ownership and management of Rogers’ sports operations was transferred to Media. As such, beginning in the first quarter of 2005, the results of operations of the Blue Jays and Rogers Centre will be reported as part of the Media segment.

OVERVIEW OF RECENT FINANCING ACTIVITIES

In October, 2004, we established a $1.75 billion bridge credit facility with a group of Canadian financial institutions to fund (together with cash on hand) the $1.767 billion purchase price of the 34% stake in Wireless from AWE. This bridge facility was permanently repaid and cancelled in full in 2004 with $350.0 million of cash on hand together with the proceeds of a $1.4 billion loan from Wireless to us.

In October, 2004, Wireless amended its $700 million bank credit facility to provide, among other things, for a two-year extension to the maturity date and the reduction schedule so that the bank credit facility now reduces by $140.0 million on each of April 30, 2008 and April 30, 2009 with the maturity date on April 30, 2010. The provision for early maturity in the event that Wireless’ 10 ½% Senior Secured Notes due 2006 are not repaid (by refinancing or otherwise) on or prior to December 31, 2005 has been eliminated. In addition, certain financial ratios to be maintained on a quarterly basis have been made less restrictive, the restriction on the annual amount of PP&E expenditures has been eliminated and the restriction on the payment of dividends and other shareholder distributions has been eliminated other than in the case of a default or event of defaults under the terms of the bank credit facility.

On November 30, 2004, Wireless completed an aggregate debt issuance in the principal amount of approximately US$2.356 billion (approximately C$2.807 billion) which consisted of: C$460.0 million 7.625% Senior Secured Notes due 2011; US$550.0 million floating rate Senior Secured Notes due 2010; US$470.0 million 7.25% Senior Secured Notes due 2012; US$550.0 million 7.5% Senior Secured Notes due 2015; and US$400.0 million 8.0% Senior Subordinated Notes due 2012. On an economic basis, all of the U.S. dollar-denominated debt was hedged with respect to fluctuations in foreign exchange with cross-currency interest rate exchange agreements.

On November 30, 2004, Cable completed an aggregate debt issuance in the principal amount of approximately US$426.7 million (approximately C$509.0 million) consisting of C$175.0 million 7.25% Senior Secured Notes due 2011 and US$280.0 million 6.75% Senior Secured Notes due 2015. All of the U.S. dollar-denominated debt was hedged with respect to fluctuations in foreign exchange with cross-currency interest rate exchange agreements.

At December 31, 2004, our long-term committed bank credit facilities provided for aggregate credit of $2.28 billion, none of which was drawn. Generally, access to these credit facilities is subject to compliance within certain leverage ratios; and at December 31, 2004, based upon the most

Rogers Communications Inc.	22	Fourth Quarter 2004

restrictive covenants under our bank credit facilities and public debt instruments, we could have borrowed additional long-term debt under existing credit facilities of approximately $2.26 billion, including $400.0 million available for the repayment of debt maturing at Cable in 2005. In addition, at December 31, 2004 there was $244.0 million of available cash on hand.

Interest Rate and Foreign Exchange Management
Consolidated Economic Hedge Analysis

As a result of the financing activity during the fourth quarter, including entering into new cross-currency interest rate agreements to hedge all of the new U.S. dollar-denominated debt against fluctuations in foreign exchange, our consolidated hedged position, on an economic basis, changed during the fourth quarter as noted below.

(In millions of dollars)	December 31, 2004			September 30, 2004

U.S. dollar-denominated long-term debt	US	$5,517.6		US	$3,265.7
Hedged with cross-currency interest
rate exchange agreements	US	$5,135.3		US	$2,885.3
Hedged Exchange Rate		1.3211			1.4217

Percent Hedged		93.1	% (1)		88.4%

Effect of cross-currency interest rate exchange agreements:
Converted US $ principal of	US	$550.0		US	$0.0
at US $ floating rate of LIBOR plus		3.13%
for all-in rate of		5.53%
to Cdn $ floating at bankers acceptance plus		3.42%
for all-in rate of		6.06%
on Cdn $ principal of	Cdn	$652.7		Cdn	$0.0
Converted US $ principal of	US	$4,533.4		US	$2,833.4
at US $ fixed rate of		7.54%			7.60%
to Cdn $ fixed rate of		8.35%			8.50%
on Cdn $ principal of	Cdn	$6,064.2		Cdn	$4,034.7
Converted US $ principal of	US	$51.8		US	$51.8
at US $ fixed rate of		9.38%			9.38%
to Cdn $ floating at bankers acceptance plus		2.67%			2.67%
for all-in rate of		5.30%			4.98%
on Cdn $ principal of	Cdn	$67.4		Cdn	$67.4

Amount of long-term debt (2) at fixed rates:
Total long-term debt	Cdn	$8,598.6		Cdn	$5,300.1
Total long-term debt at fixed rates	Cdn	$7,878.5		Cdn	$5,229.7
Percent of long-term debt fixed		91.6%			98.7%

Weighted average interest rate on long-term debt		8.10%			8.44%

(1)
Pursuant to the requirements for hedge accounting under AcG-13, on December 31, 2004, the Company accounted for 87.1% of its cross currency interest rate exchange agreements as hedges against designated U.S. dollar-denominated debt. As a result, 81.1% of consolidated U.S. dollar-denominated debt is hedged for accounting purposes versus 93.1% on an economic basis.

(2)	Long-term debt includes the effect of the cross-currency interest rate exchange agreements.

Rogers Communications Inc.	23	Fourth Quarter 2004

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators that are defined and described in our 2003 Annual MD&A. These key performance indicators are not measurements under Canadian or U.S. GAAP, but we believe they allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. They include:

•	Revenue and average monthly revenue per subscriber (ARPU);
•	Subscriber counts and subscriber churn;
•	Operating expenses and average monthly operating expense per Wireless subscriber; and
•	Sales and marketing costs per gross Wireless subscriber addition.

We also refer to the following three other non-GAAP measures that are used in various financial tables and discussions throughout this document. The related definitions of these items are as follows:

Operating Profit

Operating profit is defined as net income before depreciation and amortization, interest expense, income taxes and non-operating items, which include losses from investments accounted for by the equity method, foreign exchange gains (losses), loss on repayment of long-term debt, change in the fair value of derivative instruments, gain (loss) on the sale of other investments, writedown of investments, investment and other income (expense) and non-controlling interest. On a pro forma basis, operating profit also excludes special charges which are included in pro forma net income and were incurred by Microcell in connection with events leading up to its acquisition by Wireless in 2004 in respect of financial and legal fees and the accelerated vesting of options under Microcell’s stock option plan. Operating profit is a standard measure used in the communications industry to assist us in understanding and comparing operating results, and is often referred to in the industry either as earnings before interest, taxes, depreciation and amortization (EBITDA) or as operating income before depreciation and amortization (OIBDA). We believe this is an important measure as it allows us to assess our ongoing businesses without the impact of depreciation or amortization expenses as well as other non-operating factors. Operating profit is intended to measure our ability to incur or service debt, to invest in PP&E, and to pay dividends, and it allows us to compare ourselves to peers and competitors that have different capital or organizational structures. This measure is not a defined term under GAAP.

Operating Profit Margin

For Cable and Media, we calculate operating profit margin by dividing operating profit by total revenue; and for Wireless, we calculate it by dividing operating profit by network revenue. Network revenue rather than total revenue is used in the calculation because it excludes equipment sales revenue and thus better reflects Wireless’ core business activity of providing wireless services. This measure is not a defined term under GAAP.

Property, Plant and Equipment (PP&E) Expenditures

PP&E expenditures included in the Consolidated Statements of Cash Flows comprise the additions to PP&E that we actually took title to in the period. Accordingly, for the purposes of comparing PP&E, we believe that additions to PP&E outlays on the accrual basis best reflect our cost of PP&E expenditures in a period and provide a more accurate determination for purposes of period-to-period comparisons. This measure is not a defined term under GAAP.

Rogers Communications Inc.	24	Fourth Quarter 2004

2005 GUIDANCE

The following initial financial and operational guidance for the full year 2005 is forward-looking information.

Wireless

Wireless expects to report network revenues (excluding revenue from equipment sales) of approximately $3,415 million to $3,465 million for the full year 2005. Operating profit before management fees excluding non-recurring costs associated with the integration of Microcell is expected to be in the $1,250 million to $1,300 million range in 2005. Wireless expects 2005 PP&E expenditures, excluding one-time PP&E expenditures associated with the integration of Microcell or potential expenditures associated with the development or deployment of fixed wireless initiatives, to be between $475 million and $500 million. Total wireless voice and data net subscriber additions, including postpaid and prepaid retail subscribers, are expected to be approximately 450,000 to 500,000.

Non-recurring cash integration costs associated with the integration of Microcell are expected to be between $200 million and $230 million. Of these non-recurring integration costs, approximately 10% are expected to be recorded as operating expense, 35% are expected to be recorded as PP&E expenditures, and 55% have been recorded as part of the acquisition purchase price accrual. The integration of Microcell is expected to be substantially completed by the end of 2005.

Wireless expects these non-recurring expenditures to enable it to integrate Microcell’s assets and functions with those of its own to achieve significant operating and capital expenditure savings in the areas of network operations and management, roaming and long distance costs, handset costs, finance and information technologies, and general corporate management. These savings, which reflect our management’s assumptions as to what the results of the combined operations would have been had Microcell not been integrated, are expected to approximate $100 million per year of annualized operating expense savings by 2006 by which time Wireless estimates that the operating profit margin of the integrated operations will have returned to levels approximating those achieved prior to the acquisition of Microcell. The PP&E guidance for 2005 reflects approximately $100 million of PP&E expenditure savings versus our management’s assumptions as to what the results of the combined operations would have been had Microcell not been integrated.

Cable

Cable expects to generate revenue in the $2,090 million to $2,130 million range and operating profit before management fees (including expenses associated with cable telephony) in the $720 million to $735 million range for full year 2005. Cable estimates that the impact associated with the launch of cable telephony beginning in mid-2005 will negatively impact operating profit in 2005 by approximately $15-20 million. Cable estimates it will add between 140,000 and 170,000 net Internet subscribers and between 175,000 and 275,000 net digital cable subscribers (households) during 2005. Basic cable subscriber levels are expected to remain relatively flat to a decline of up to 1%. Total PP&E expenditures at Cable in 2005 are expected to be between $590 million and $690 million, of which approximately $110 million to $130 million will be directly associated with the deployment of cable telephony.

Media

Media, excluding Sports operations, expects to report revenue of approximately $925 million to $950 million and operating profit before management fees of between $130 million to $140 million in 2005. Separately, Media expects the Sports operations which it assumed ownership and management of on January 1, 2005, which includes the Blue Jays and the recently acquired Rogers Centre, to contribute revenues of between $150 million and $160 million and report negative operating profit of between $18 million to $22 million in 2005.

Rogers Communications Inc.	25	Fourth Quarter 2004

Rogers Communications Inc.
Unaudited Consolidated Statements of Income

	Three Months Ended December 31,		Twelve Months Ended December 31,
(In thousands of dollars, except per share amounts)	2004	2003	2004	2003

Operating revenue	$1,566,317	$1,291,640	$5,608,249	$4,791,856
Cost of sales	231,664	203,497	797,857	642,243
Sales and marketing costs	291,905	220,406	883,622	742,781
Operating, general and administrative expenses	592,228	498,427	2,192,629	1,957,936
Depreciation and amortization	340,076	273,851	1,092,551	1,040,263

Operating income	110,444	95,459	641,590	408,633
Interest on long-term debt and other	(162,731)	(115,365)	(522,074)	(488,865)

	(52,287)	(19,906)	119,516	(80,232)
Gain on sale of other investments	8,975	5,010	14,454	17,902
Writedown of investments	(1,941)	-	(6,021)	-
Losses from investments accounted for by the equity method	939	(16,982)	(18,694)	(54,033)
Foreign exchange gain (loss)	21,011	61,643	(67,555)	303,707
Change in the fair value of derivative instruments	(1,299)	-	26,774	-
Loss on repayment of long-term debt	(7,883)	-	(28,210)	(24,839)
Gain on dilution on issue of shares by a subsidiary	7,384	1,977	15,502	1,977
Investment and other income, net	10,590	(1,090)	14,044	279

Income before income taxes and non-controlling interest	(14,511)	30,652	69,810	164,761

Income tax expense (reduction)
Current	(4,932)	(8,684)	3,447	1,675
Future	-	(27,717)	-	(24,532)

	(4,932)	(36,401)	3,447	(22,857)

Income (loss) before non-controlling interest	(9,579)	67,053	66,363	187,618
Non-controlling interest	(5,928)	1,784	(79,581)	(58,425)

Net income (loss) for the period	$(15,507)	$68,837	$(13,218)	$129,193

Earnings (loss) per share
Basic	$(0.12)	$0.24	$(0.28)	$0.35
Diluted	(0.12)	0.23	(0.28)	0.34

Rogers Communications Inc.	26	Fourth Quarter 2004

Rogers Communications Inc.
Unaudited Consolidated Statements of Cash Flows

	Three Months Ended December 31,		Twelve Months Ended December 31,
(In thousands of dollars)	2004	2003	2004	2003

Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$(15,507)	$68,837	$(13,218)	$129,193
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Depreciation and amortization	340,076	273,851	1,092,551	1,040,263
Program rights and video rental inventory depreciation	22,597	22,326	88,328	81,271
Gain on sale of other investments	(8,975)	(5,010)	(14,454)	(17,902)
Writedown of investments	1,942	-	6,021	-
Loss (gain) from investments accounted for by the equity method	(939)	16,982	18,694	54,033
Unrealized foreign exchange (gain) loss	(20,775)	(53,402)	66,943	(290,661)
Change in fair value of derivative instruments	1,299	-	(26,774)	-
Loss on repayment of long-term debt	7,882	-	28,210	24,839
Accreted interest due on repayment of certain notes payable	2,393	2,439	9,982	10,167
Dividends from associated companies	2,241	300	3,739	924
Future income taxes	-	(27,717)	-	(24,532)
Stock-based compensation expense	3,736	-	15,389	-
Amortization on fair value increment of long-term debt and derivatives	(1,471)	-	(1,471)	-
Non-controlling interest	5,928	(1,784)	79,581	58,425

	340,427	296,822	1,353,521	1,066,020
Change in non-cash working capital items	119,985	(62,303)	(77,734)	(130,676)

	460,412	234,519	1,275,787	935,344
Financing activities:
Issue of long-term debt	6,574,893	254,618	8,982,443	1,589,518
Repayment of long-term debt	(3,613,821)	(254,953)	(6,043,533)	(1,691,480)
Payment on termination of cross-currency interest rate exchange agreements	(64,602)	-	(6,186)	-
Premium on repayment of long-term debt	-	-	(49,188)	(19,348)
Financing costs incurred	(47,400)	-	(66,071)	(6,220)
Issue of capital stock	38,317	3,965	302,231	252,011
Dividends on Convertible Preferred Securities	(8,250)	(8,250)	(33,000)	(33,000)
Dividends on Class B Non-Voting, Class A Voting and Series E Preferred shares	-	-	(23,422)	(11,607)

	2,879,137	(4,620)	3,063,274	79,874
Investing activities:
Additions to property, plant and equipment ("PP&E")	(386,858)	(307,758)	(1,054,938)	(963,742)
Change in non-cash working capital items related to PP&E	43,899	14,921	59,994	(81,416)
Proceeds on sale of other investments	48	5,009	7,816	20,705
Acquisition of RWCI	(1,772,840)	-	(1,772,840)	-
Acquisition of Microcell, net of cash acquired	(1,148,637)	-	(1,148,637)	-
Acquisition of Toronto Blue Jays	-	-	(69,111)	-
Other acquisitions	(45,440)	-	(66,700)	-
Acquisition of spectrum licences	-	-	(5,913)	-
Other	(2,696)	26,368	(34,451)	(27,937)

	(3,312,524)	(261,460)	(4,084,780)	(1,052,390)

Increase (decrease) in cash	27,025	(31,561)	254,281	(37,172)
Cash (deficiency), beginning of period	216,968	21,273	(10,288)	26,884

Cash (deficiency), end of period	$243,993	$(10,288)	$243,993	$(10,288)

Cash and cash equivalents are defined as cash and short-term deposits which have an original maturity of less than 90 days, less bank advances

Rogers Communications Inc.	27	Fourth Quarter 2004

Rogers Communications Inc.
Unaudited Consolidated Balance Sheets

	December 31,	December 31,
(In thousands of dollars)	2004	2003

Assets
Current assets
Cash and cash equivalents	$243,993	$-
Accounts receivable	673,936	550,830
Other current assets	260,517	178,993

	1,178,446	729,823
Property, plant and equipment	5,486,837	5,039,304
Goodwill	3,388,687	1,891,636
Intangible assets	2,855,689	400,219
Investments	139,170	229,221
Deferred charges	134,466	142,480
Other long term assets	89,443	32,812

	$13,272,738	$8,465,495

Liabilities and Shareholders' Equity
Liabilities
Current liabilities
Bank advances, arising from outstanding cheques	$-	$10,288
Accounts payable and accrued liabilities	1,428,296	1,018,196
Current portion of long-term debt	618,236	11,498
Current portion of derivative instruments	58,856	-
Unearned revenue	152,723	97,577

	2,258,111	1,137,559
Long-term debt	7,432,151	4,958,734
Derivative instruments	641,545	338,147
Other long term liabilities	64,887	70,333

	10,396,694	6,504,773
Non-controlling interest	-	193,342
Shareholders' equity	2,876,044	1,767,380

	$13,272,738	$8,465,495

Rogers Communications Inc.
Unaudited Consolidated Statements of Deficit

	Twelve Months Ended	Twelve Months Ended
	December 31,	December 31,
(In thousands of dollars)	2004	2003

Deficit, beginning of period	$(339,436)	$(415,589)
Adjustment for stock-based compensation	(7,025)	-

As restated	(346,461)	(415,589)
Net income (loss) for the period	(13,218)	129,193
Dividends on Class A Voting shares and Class B Non-Voting shares	(24,052)	(23,238)
Dividends on Series E Preferred shares	-	(11)
Distribution on Convertible Preferred Securities	(33,000)	(29,791)

Deficit, end of period	$(416,731)	$(339,436)

Rogers Communications Inc.	28	Fourth Quarter 2004

SUPPLEMENTAL INFORMATION - (Unaudited)

Investments, at Book Value

			December 31,	December 31,
(In thousands of dollars)			2004	2003

		Quoted
		Market	Book	Book
Description		Value	Value	Value

Investments accounted for by the equity method
Blue Jays Holdco			$-	$95,720
Other			9,348	5,055

			9,348	100,775
Investments accounted for by the cost method, net of writedowns
Publicly traded companies:
Cogeco Cable Inc.	6,595,675 Subordinate Voting	$169,179	68,884	75,758
	(2003 - 7,253,800) Common shares
Cogeco Inc.	3,399,800 Subordinate Voting	76,190	44,438	28,610
	(2003 - 2,724,800) Common shares
Other publicly traded companies		23,772	3,551	7,508

		$269,141	116,873	111,876
Private companies			12,949	16,570

			$139,170	$229,221

Rogers Communications Inc.	29	Fourth Quarter 2004

Long-Term Debt

			Interest	December 31,	December 31,
(In thousands of dollars)			Rate	2004	2003

(A)	Corporate:
	(i)	Convertible Debentures, due 2005	5.75%	$261,810	$271,197
	(ii)	Senior Notes, due 2006	10.50%	75,000	75,000

				336,810	346,197
(B)	Wireless:
	(i)	Bank credit facility	Floating	-	138,000
	(ii)	Senior Secured Notes, due 2006	10.50%	160,000	160,000
	(iii)	Senior Secured Notes, due 2007	8.30%	-	253,453
	(iv)	Senior Secured Debentures, due 2008	9.375%	-	430,589
	(v)	Floating Rate Senior Secured Notes, due 2010	Floating	661,980	-
	(vi)	Senior Secured Notes, due 2011	9.625%	589,764	633,276
	(vii)	Senior Secured Notes, due 2011	7.625%	460,000	-
	(viii)	Senior Secured Notes, due 2012	7.25%	565,692	-
	(ix)	Senior Secured Notes, due 2014	6.375%	902,700	-
	(x)	Senior Secured Notes, due 2015	7.50%	661,980	-
	(xi)	Senior Secured Debentures, due 2016	9.75%	186,438	200,193
	(xii)	Senior Subordinated Notes, due 2007	8.80%	-	231,443
	(xiii)	Senior Subordinated Notes, due 2012	8.00%	481,440	-
	(xiv)	Fair value increment arising from purchase accounting		55,232	-

				4,725,226	2,046,954
(C)	Cable:
	(i)	Bank credit facility	Floating	-	36,000
	(ii)	Senior Secured Second Priority Notes, due 2005	10%	350,889	376,777
	(iii)	Senior Secured Second Priority Notes, due 2007	7.60%	450,000	450,000
	(iv)	Senior Secured Second Priority Notes, due 2011	7.250%	175,000	-
	(v)	Senior Secured Second Priority Notes, due 2012	7.875%	421,260	452,340
	(vi)	Senior Secured Second Priority Notes, due 2013	6.25%	421,260	452,340
	(vii)	Senior Secured Second Priority Notes, due 2014	5.50%	421,260	-
	(viii)	Senior Secured Second Priority Debentures, due 2014	9.65%	-	300,000
	(ix)	Senior Secured Second Priority Notes, due 2015	6.75%	337,008	-
	(x)	Senior Secured Second Priority Notes, due 2032	8.75%	240,720	258,480
	(xi)	Senior Subordinated Guaranteed Debentures, due 2015	11.00%	136,819	146,914

				2,954,216	2,472,851
(D)	Media:
		Bank credit facility	Floating	-	63,500
Mortgages and other			Various	34,135	40,730

				8,050,387	4,970,232
Less current portion				(618,236)	(11,498)

				$7,432,151	$4,958,734

Rogers Communications Inc.	30	Fourth Quarter 2004

Shareholders’ Equity

		December 31,	December 31,
(In thousands of dollars)		2004	2003

Capital stock issued, at stated value:
Preferred shares:
Held by subsidiary companies:
Nil	Series XXVII (2003 - 60,000)	$-	$60,000
Nil	Series XXX (2003 - 818,300)	-	10,000
Nil	Series XXXI (2003 - 300,000)	-	300,000

		-	370,000
Held by members of the Company's share purchase plans:
Nil	Series E Convertible shares (2003-104,488)	-	1,787
Common shares:
56,235,394	Class A Voting shares	72,313	72,313
	(2003 - 56,235,394)
218,979,074	Class B Non-Voting shares
	(2003 - 177,241,646)	355,793	287,978

		428,106	732,078
Deduct:
Amounts receivable from employees under certain share purchase plans		-	(1,186)
Preferred shares of the Company held by subsidiary companies		-	(370,000)

Total capital stock		428,106	360,892
Convertible Preferred Securities		576,000	576,000
Contributed surplus		2,288,669	1,169,924
Deficit		(416,731)	(339,436)

Shareholders' Equity		$2,876,044	$1,767,380

Calculation of Earnings (Loss) Per Share

	Three Months Ended December 31,		Twelve Months Ended December 31,
(In thousands, except per share amounts)	2004	2003	2004	2003

Numerator:
Net income (loss) for the period	$(15,507)	$68,837	$(13,218)	$129,193
Distribution on Convertible Preferred Securities	(8,250)	(8,250)	(33,000)	(29,791)
Dividends accreted on Convertible Preferred Securities	(5,317)	(5,090)	(20,924)	(20,033)
Dividends on Series E Preferred Shares	-	(11)	-	(11)

Net income (loss) - basic	(29,074)	55,486	(67,142)	79,358
Effect of dilutive securities:
Dividends on Series E Preferred Shares	-	11	-	11

Net income (loss) - diluted	$(29,074)	$55,497	$(67,142)	$79,369

Denominator:
Weighted average number of Class A and Class B shares outstanding:
Basic	246,136	232,806	240,435	225,918
Diluted	246,136	236,737	240,435	230,434
Earnings (loss) per share
Basic	$(0.12)	$0.24	$(0.28)	$0.35
Diluted	(0.12)	0.23	(0.28)	0.34

Rogers Communications Inc.	31	Fourth Quarter 2004

Purchase Accounting for Acquisition of Wireless Shares

As discussed in the section above entitled “Purchase of Rogers Wireless Shares”, on October 13, 2004, we acquired the 34% interest of Wireless held by AWE for cash consideration totalling $1,767.4 million.

On November 11, 2004, we announced that we would launch an exchange offer for any and all of the outstanding shares of Wireless owned by the public with consideration being 1.75 of our Class B Non-Voting shares for each share of Wireless. For accounting purposes, the value of the consideration was calculated as the average price of our Class B Non-Voting shares over a period of two days before and after the November 11, 2004 announcement date of the exchange offer. At December 31, 2004, we completed the acquisition of all of the publicly-held shares of Wireless in exchange for 28,072,856 of our Class B Non-voting shares for consideration valued at $811.9 million. As a result, at December 31, 2004, we owned 100% of Wireless.

On December 31, 2004, we issued stock options to purchase our Class B Non-Voting shares in exchange for both vested and unvested stock options to purchase shares of Wireless using the same conversion ratio of 1.75. The fair value of the vested options totalled approximately $49.8 million and was included as part of the purchase price. The fair value of the unvested options issued of approximately $23.4 million will be treated as deferred compensation expense. The fair values of the options were calculated using the Black-Scholes model.

Including direct incremental acquisition costs of approximately $11.3 million, the aggregate purchase price for the acquisitions of the Wireless shares and options totalled $2,640.3 million.

Microcell Purchase Accounting

As discussed in the section above titled “Acquisition of Microcell”, we acquired Microcell and began consolidating their results with ours effective November 9, 2004.

Including direct incremental acquisition costs incurred of approximately $14.9 million, the purchase price totalled $1,318.4 million, including Warrants of $51.7 million to be acquired in 2005.

Prior to completion of the acquisition, a plan was developed to restructure and integrate the operations of Microcell. As a result of the restructuring and integration, severance and other employee related costs, as well as costs to consolidate facilities, systems and operations, close cell sites and buyout certain contracts, totalling approximately $129 million are reflected as liabilities assumed on acquisition in the allocation of the purchase price. Restructuring and integration of the operations of Microcell will continue through 2005 and are expected to be substantially completed by the end of 2005.

The estimated fair values of the assets acquired and liabilities assumed for each of these acquisitions are as follows:

Rogers Communications Inc.	32	Fourth Quarter 2004

(In thousands of dollars)

	Wireless	Microcell
Purchase price	$2,640,303	$1,318,412

Cash and cash equivalents	-	118,070
Accounts receivable	-	86,179
Other current assets	-	31,796
Inventory	-	47,292
Long term investments	-	3,823
Deferred charges	(17,197)	-
Subscriber base	792,516	140,000
Brand name	302,556	100,000
Roaming agreements	496,734	35,000
Spectrum licences	203,677	410,600
Property, plant and equipment	32,123	331,439
Accounts payable and accrued liabilities	-	(144,692)
Deferred revenues	-	(45,303)
Liabilities assumed on acquisition	-	(129,026)
Long-term debt	(56,509)	(352,651)
Derivative instruments	(20,090)	(64,602)
Non-controlling interest	290,878	-

Fair value of net assets acquired	2,024,688	567,925

Goodwill	$615,615	$750,487

The allocation of purchase prices are preliminary and are subject to refinement as the valuations of the net assets acquired and liabilities assumed are not completed. The allocation of purchase prices reflects management’s current best estimates.

Rogers Communications Inc.	33	Fourth Quarter 2004

Segmented Information

For the Three Months Ended December 31, 2004					Corporate items	Consolidated
(in thousands of dollars)	Wireless	Cable	Media	Blue Jays	and eliminations	Totals

Operating revenue	$813,628	$508,363	$246,384	$19,787	$(21,845)	$1,566,317
Cost of sales	152,013	40,010	39,641	-	-	231,664
Sales and marketing costs	177,932	62,834	47,174	3,965	-	291,905
Operating, general and administrative expenses	269,584	214,483	107,363	12,874	(12,076)	592,228
Management fees	2,919	10,167	3,922	-	(17,008)	-
Depreciation and amortization	140,346	137,672	9,979	12,429	39,650	340,076

Operating income (loss)	70,834	43,197	38,305	(9,481)	(32,411)	110,444
Interest:
Long-term debt and other	(66,944)	(65,495)	(1,960)	(4,718)	(23,614)	(162,731)
Intercompany	(7,196)	(559)	(9,971)	-	17,726	-
Intercompany dividends	-	-	10,727	-	(10,727)	-
Gain on sale of investments	-	-	-	-	8,975	8,975
Writedown of investments	-	-	-	-	(1,941)	(1,941)
Income from investments accounted for by the equity method	-	-	939	-	-	939
Loss on repayment of long-term debt	-	-	-	-	(7,883)	(7,883)
Change in fair value of derivative instruments	1,246	(2,549)	-	-	4	(1,299)
Foreign exchange gain (loss)	(345)	8,629	407	(678)	12,998	21,011
Investment and other income (loss)	2,848	(71)	1,306	646	13,245	17,974
Income tax reduction (expense)	(2,540)	3,092	(769)	(578)	5,727	4,932
Non-controlling interest	-	-	-	-	(5,928)	(5,928)

Net income (loss) for the period	$(2,097)	$(13,756)	$38,984	$(14,809)	$(23,829)	$(15,507)

Property, plant and equipment expenditures	$133,367	$243,297	$3,678	$524	$5,992	$386,858

For the Three Months Ended December 31, 2003				Corporate items	Consolidated
(in thousands of dollars)	Wireless	Cable	Media	and eliminations	Totals

Operating revenue	$589,599	$475,092	$243,869	$(16,920)	$1,291,640
Cost of sales	128,762	38,227	36,508	-	203,497
Sales and marketing costs	111,912	58,275	50,219	-	220,406
Operating, general and administrative expenses	182,004	201,869	114,532	22	498,427
Management fees	2,834	9,413	4,370	(16,617)	-
Depreciation and amortization	145,174	118,602	9,465	610	273,851

Operating income (loss)	18,913	48,706	28,775	(935)	95,459
Interest:
Long-term debt	(46,558)	(60,049)	(2,830)	(5,928)	(115,365)
Intercompany	-	(9)	(10,664)	10,673	-
Intercompany dividends	-	-	10,892	(10,892)	-
Gain on sale of investments	-	-	-	5,010	5,010
Loss on repayment of long-term debt	-	-	-	-	-
Loss from investments accounted for by the equity method	-	-	(95)	(16,887)	(16,982)
Foreign exchange gain (loss)	27,462	14,460	(530)	20,251	61,643
Investment and other income (loss)	-	(612)	(167)	1,666	887
Income tax reduction (expense)	1,534	(1,721)	1,253	35,335	36,401
Non-controlling interest	-	-	-	1,784	1,784

Net Income (loss) for the period	$1,351	$775	$26,634	$40,077	$68,837

Property, plant and equipment expenditures	$119,068	$174,437	$13,683	$570	$307,758

Rogers Communications Inc.	34	Fourth Quarter 2004

Segmented Information

For the Twelve Months Ended December 31, 2004					Corporate items	Consolidated
(In thousands of dollars)	Wireless	Cable	Media	Blue Jays	and eliminations	total

Operating revenue	$2,783,525	$1,945,655	$899,763	$61,849	$(82,543)	$5,608,249
Cost of sales	509,540	145,936	142,381	-	-	797,857
Sales and marketing costs	444,379	248,754	184,197	6,292	-	883,622
Operating, general and administrative expenses	879,215	842,306	451,644	61,726	(42,262)	2,192,629
Management fees	11,675	38,913	13,661	-	(64,249)	-
Depreciation and amortization	497,674	486,038	53,321	14,021	41,497	1,092,551

Operating income	441,042	183,708	54,559	(20,190)	(17,529)	641,590
Interest:
Long-term debt and other	(219,366)	(247,365)	(8,912)	(5,131)	(41,300)	(522,074)
Intercompany	(7,196)	(552)	(42,225)	-	49,973	-
Intercompany dividends	-	-	42,915	-	(42,915)	-
Gain on sale of investments	1,445	-	-	-	13,009	14,454
Loss on repayment of long-term debt	(2,313)	(18,013)	-	-	(7,884)	(28,210)
Writedown of investments	-	(494)	-	-	(5,527)	(6,021)
Income (loss) from investments accounted for by the equity method	-	-	1,875	-	(20,569)	(18,694)
Change in fair value of derivative instruments	(7,796)	34,570	-	-	-	26,774
Foreign exchange gain (loss)	(46,714)	(41,089)	358	(512)	20,402	(67,555)
Investment and other income (loss)	6,494	(378)	598	680	22,152	29,546
Income tax reduction (expense)	(6,487)	(1,196)	(988)	(1,618)	6,842	(3,447)
Non-controlling interest	-	-	-	-	(79,581)	(79,581)

Net income (loss) for the period	$159,109	$(90,809)	$48,180	$(26,771)	$(102,927)	$(13,218)

Property, plant and equipment expenditures	$439,157	$587,906	$19,619	$703	$7,553	$1,054,938

For the Twelve Months Ended December 31, 2003				Corporate items	Consolidated
(In thousands of dollars)	Wireless	Cable	Media	and eliminations	total

Operating revenue	$2,207,794	$1,788,122	$854,992	$(59,052)	$4,791,856
Cost of sales	380,771	129,938	131,534	-	642,243
Sales and marketing costs	361,998	205,068	175,715	-	742,781
Operating, general and administrative expenses	737,453	789,642	441,019	(10,178)	1,957,936
Management fees	11,336	35,385	12,551	(59,272)	-
Depreciation and amortization	518,599	482,050	36,311	3,303	1,040,263

Operating income	197,637	146,039	57,862	7,095	408,633
Interest:
Long-term debt	(193,506)	(237,803)	(8,296)	(49,260)	(488,865)
Intercompany	-	(2,867)	(46,380)	49,247	-
Intercompany dividends	-	4,488	43,325	(47,813)	-
Gain on sale of investments	305	-	1,107	16,490	17,902
Loss on repayment of long-term debt	-	(5,945)	-	(18,894)	(24,839)
Income (loss) from investments accounted for by the equity method	-	-	964	(54,997)	(54,033)
Foreign exchange gain (loss)	135,242	49,302	(852)	120,015	303,707
Investment and other income (loss)	556	(516)	(464)	2,680	2,256
Income tax reduction (expense)	(2,393)	(7,541)	703	32,088	22,857
Non-controlling interest	-	-	-	(58,425)	(58,425)

Net Income (loss) for the period	$137,841	$(54,843)	$47,969	$(1,774)	$129,193

Plant, property and equipment expenditures	$411,933	$509,562	$41,266	$981	$963,742

Rogers Communications Inc.	35	Fourth Quarter 2004

Selected Quarterly Pro Forma Financial and Operating Data

Rogers Wireless Communications Inc.
Pro Forma Statements of Income (1)
Years Ended December 31, 2004 and 2003

			2004					2003

(In thousands of dollars, except per subscriber statistics)	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY

Revenue
Postpaid (voice and data)	$616,727	$676,846	$734,700	$741,492	$2,769,765	$526,804	$557,458	$610,129	$602,555	$2,296,946
Prepaid	53,935	55,829	53,865	52,847	216,476	52,003	54,814	53,853	60,064	220,735
One-way messaging	6,386	6,293	5,973	5,828	24,480	7,432	6,876	6,815	6,442	27,565

Network revenue	677,048	738,968	794,538	800,167	3,010,721	586,239	619,148	670,797	669,062	2,545,245
Equipment revenue	57,122	75,340	100,044	88,764	321,270	41,221	49,593	60,902	70,105	221,821

Total operating revenue	734,170	814,308	894,582	888,931	3,331,991	627,460	668,741	731,699	739,167	2,767,067

Operating expenses
Cost of equipment sales	122,607	151,364	184,806	166,884	625,661	84,336	99,618	120,281	175,461	479,696
Sales and marketing expenses	114,519	118,888	122,018	193,647	549,072	102,975	103,002	111,711	146,483	464,171
Operating, general and administrative expenses	269,533	279,759	288,389	308,311	1,145,990	255,333	252,009	255,058	254,721	1,017,121
Management fees	2,919	2,919	2,918	2,919	11,675	2,834	2,834	2,834	2,834	11,336

Total operating expenses	509,578	552,930	598,131	671,761	2,332,398	445,478	457,463	489,884	579,499	1,972,324

Operating profit	224,593	261,379	296,452	217,171	999,593	181,981	211,278	241,815	159,668	794,743
Depreciation and amortization	150,053	155,272	156,774	157,499	619,598	180,612	166,064	160,619	177,166	684,462
Special charges	-	5,441	4,226	26,106	35,773	-	-	-	-	-

Operating income (loss)	74,540	100,666	135,452	33,566	344,222	1,369	45,214	81,196	(17,498)	110,281
Interest expense on long-term debt	(107,515)	(101,595)	(99,789)	(108,912)	(417,810)	(149,291)	(119,477)	(102,928)	(100,066)	(471,762)
Foreign exchange gain (loss)	(31,664)	(41,299)	10,837	(22,246)	(84,372)	155,449	100,572	508	29,192	285,722
Change in the fair value of derivative instruments	(18,900)	15,060	(5,206)	1,246	(7,800)	-	-	-	-	-
Loss on repayment of long-term debt	(2,313)	-	-	-	(2,313)	-	-	-	-	-
Investment and other income	30	(1,481)	2,549	2,069	3,167	(78)	419	906	2,503	3,750

						-	-	-	-	-
Income (loss) before income taxes	(85,822)	(28,649)	43,843	(94,278)	(164,906)	7,449	26,728	(20,318)	(85,868)	(72,009)
Income tax expense (recovery)	1,810	1,808	3,287	2,745	9,650	1,975	10,278	2,409	(9,885)	4,777

Net income (loss)	$(87,632)	$(30,457)	$40,556	$(97,023)	$(174,556)	$5,474	$16,451	$(22,727)	$(75,983)	$(76,785)

Key Business Indicators:
Property, plant and equipment expenditures	$205,867	$169,624	$128,458	$170,185	$674,134	$81,381	$111,112	$136,520	$155,738	$484,751
Sales and marketing costs per gross subscriber addition	360	358	315	391	357	381	349	326	347	348
Average monthly operating expense per subscriber after management fees	18.79	19.45	20.39	20.90	19.88	18.63	18.55	18.71	18.65	18.61

(1)	See “Basis of Pro Forma Presentation” section for discussion of considerations in the preparation of this pro forma information.

Rogers Communications Inc.
Pro Forma Statements of Income (1)
Years Ended December 31, 2004 and 2003

			2004					2003

(In thousands of dollars, except per subscriber statistics)	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY

Operating revenue	$1,406,078	$1,501,883	$1,607,134	$1,641,620	$6,156,715	$1,245,722	$1,309,492	$1,354,707	$1,441,207	$5,351,128
Cost of sales	160,268	221,283	253,861	246,535	881,947	125,307	160,652	179,746	228,605	694,310
Sales and marketing costs	224,790	221,425	236,053	307,620	989,888	224,302	193,929	201,966	256,752	876,949
Operating, general and administrative expenses	631,296	596,172	631,440	630,956	2,489,862	557,834	553,139	550,535	590,959	2,252,467

Operating profit	389,725	463,004	485,781	456,510	1,795,018	338,278	401,772	422,460	364,891	1,527,402
Special charges	-	5,441	4,226	26,106	35,773	-	-	-	-	-
Depreciation and amortization	337,674	341,944	351,716	377,912	1,409,247	367,837	355,288	351,246	363,872	1,438,244

Operating income (loss)	52,050	115,618	129,838	52,491	349,998	(29,559)	46,484	71,215	1,019	89,158
Interest on long-term debt	(172,875)	(167,571)	(165,090)	(195,534)	(701,069)	(221,402)	(194,459)	(172,106)	(165,445)	(753,411)
Other income (expense)	(83,678)	(51,797)	28,243	15,083	(92,149)	212,826	144,234	(13,490)	54,794	398,365
Income tax recovery (expense)	(1,939)	(4,041)	(5,357)	4,727	(6,610)	(7,729)	(12,272)	(4,277)	44,751	20,473
Non-controlling interest	-	-	-	-	-	-	-	-	-	-

Net income (loss)	$(206,442)	$(107,791)	$(12,366)	$(123,232)	$(449,830)	$(45,864)	$(16,012)	$(118,658)	$(64,882)	$(245,415)

(1)	See “Basis of Pro Forma Presentation” section for discussion of considerations in the preparation of this pro forma information.

Rogers Communications Inc.	36	Fourth Quarter 2004

Rogers Wireless Communications Inc.
Pro Forma Operating Metrics (1)
Years Ended December 31, 2004 and 2003

			2004					2003

(Subscriber statistics in thousands except ARPU and churn)	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3	Q4	FY

Postpaid (Voice and Data)
Gross additions	302.2	350.0	397.2	444.4	1493.7	213.9	243.4	296.4	460.9	1214.6
Net additions	97.0	134.2	166.6	208.1	605.9	30.2	65.4	110.5	241.3	447.3
Total postpaid retail subscribers	3,718.8	3,852.9	4,019.5	4,184.1	4,184.1	3,204.6	3,269.9	3,380.4	3,621.7	3621.7
ARPU ($)	56.00	59.64	62.33	60.86	59.74	55.16	57.45	61.26	57.80	57.87
Churn (%)	1.87%	1.91%	1.97%	1.95%	1.93%	1.93%	1.84%	1.88%	2.14%	1.95%
Prepaid
Gross additions	115.3	109.4	123.7	149.6	498.0	119.2	137.8	161.8	175.0	593.9
Net additions (losses)	(30.4)	(35.0)	6.8	54.8	(3.8)	(19.8)	(29.3)	46.0	38.7	35.5
Adjustment to subscriber base	0.0	(74.8)	0.0	0.0	(74.8)	-	(20.9)	0.0	0.0	(20.9)
Total prepaid retail subscribers	1,382.3	1,272.5	1,279.3	1,334.1	1334.1	1,378.3	1,328.1	1,374.1	1,412.8	1412.8
ARPU ($)	12.82	14.25	14.12	13.62	13.67	12.47	13.57	13.29	14.49	13.43
Churn (%)	3.45%	3.65%	3.07%	2.47%	3.17%	3.32%	4.12%	2.87%	3.31%	3.41%
Total - Postpaid and Prepaid
Gross additions	417.4	459.4	520.9	593.9	1991.7	333.2	381.2	458.2	635.9	1808.4
Net additions	66.6	99.2	173.3	262.9	602.1	10.3	36.0	156.5	280.0	482.9
Adjustment to subscriber base	-	(74.8)	-	-	(74.8)	0.0	(20.9)	0.0	0.0	(20.9)
Total retail subscribers	5,101.1	5,125.5	5,298.8	5,518.2	5,518.2	4,582.9	4,598.0	4,754.5	5,034.5	5034.5
ARPU ($)	44.07	47.99	50.54	49.45	48.01	42.18	44.55	47.38	45.47	44.86
Wholesale subscribers					91.2

(1)	See “Basis of Pro Forma Presentation” section for discussion of considerations in the preparation of this pro forma information.

Caution Regarding Forward-Looking Statements

This document includes forward-looking statements concerning the future performance of our business, its operations and its financial performance and condition. These forward-looking statements include, among others, statements with respect to our objectives, and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions. When used in this document, the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. These forward-looking statements are based on current expectations. We caution that all forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of factors, including economic conditions, technological change, our effectiveness in integrating the Microcell acquisition, our success in deploying and operating our cable telephony product, regulatory change and competitive factors, many of which are beyond our control. Therefore, future events and results may vary significantly from what we currently foresee. We are under no obligation (and we expressly disclaim any such obligation) to update or alter the forward-looking statements whether as a result of new information, future events or otherwise. For a more detailed discussion of factors that may affect actual results, see the Risks and Uncertainties discussions in our 2003 Annual MD&A, in our 2004 interim financial reports, and in our other recent securities filings.

Rogers Communications Inc.	37	Fourth Quarter 2004

About the Company

Rogers Communications Inc. (TSX: RCI; NYSE: RG) is a diversified Canadian communications and media company engaged in three primary lines of business. Rogers Wireless Inc. is Canada's largest wireless voice and data communications services provider and the country's only carrier operating on the world standard GSM/GPRS technology platform; Rogers Cable Inc. is Canada's largest cable television provider offering cable television, high-speed Internet access and video retailing; and Rogers Media Inc. is Canada's premier collection of category leading media assets with businesses in radio, television broadcasting, televised shopping, publishing and sports entertainment. For further information about the Rogers group of companies, please visit www.rogers.com.

Investment Community Contacts

Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com
Eric A. Wright, 416.935.3550, eric.wright@rci.rogers.com

Media Contacts

Corporate - Jan Innes, 416.935.3525, jan.innes@rci.rogers.com
Wireless - Heather Armstrong, 416.935.6379, heather.armstrong@rci.rogers.com
Cable - Taanta Gupta, 416.935.4727, taanta.gupta @rci.rogers.com

Audited 2004 Financial Statements

Rogers Communications intends to file with securities regulators in Canada and the U.S. in March 2005, its Audited Consolidated Financial Statements and Notes thereto for the year ended December 31, 2004 and Management’s Discussion and Analysis in respect of such annual financial statements. Notification of such filings will be made by a press release and such statements will be made available on the rogers.com, sedar.com, and sec.gov Websites or upon request. Rogers Communications’ wholly-owned subsidiaries Rogers Wireless and Rogers Cable also each intend to file their respective Audited Consolidated Financial Statements and Notes thereto for the year ended December 31, 2004 and Management’s Discussion and Analysis in respect of such annual financial statements in March 2005.

Quarterly Investment Community Conference Call

As previously announced by press release, a live Webcast of our quarterly results conference call with the investment community will be broadcast via the Internet at www.rogers.com/webcast beginning at 10:00 a.m. ET on February 15, 2005. A re-broadcast of this call will be available on the Webcast Archive page of the Investor Relations section of www.rogers.com for a period of at least two weeks following the call.

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Rogers Communications Inc.	38	Fourth Quarter 2004